

Annual Report 2010

Financial Convenience.
Everyday People.

Cash Store Financial is Canada's leading provider of alternative financial products and services. The Company, as of December 31, 2010, boasted a rapidly expanding network of more than 560 branches in over 200 Canadian communities and four branches in the United Kingdom.

The Company operates two of the most recognizable brands in the expanding alternative financial services market – The Cash Store and Instaloans – each of which hold dominant positions in all key Canadian markets. By branch count, the Company holds over 35 percent of Canadian market share. Over 65% of the Company's branch network is less than three years old.

The Cash Store and Instaloans primarily act as brokers that facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. The Company provides debit cards, prepaid MasterCards, financial product insurance, RIA money transfers, cheque cashing products, term loans and bank accounts.

Since inception Cash Store Financial has been committed to the communities that we serve. As part of this commitment, we have partnered with the Alberta Diabetes Foundation and the Alberta Diabetes Institute to raise $7.5 million for diabetes research. The Company has been recognized for its contribution through a Roll of Honour Award from the Alberta Association of Fundraising Executives.

Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada publicly traded on the Toronto Stock Exchange (TSX: CSF). The Company also trades on the New York Stock Exchange (NYSE: CSFS). Founded in 2001 in Edmonton, Alberta under the name of Rentcash Inc., the Company is driven by a dynamic workforce, a performance-based culture, and a commitment to strong business fundamentals. Cash Store Financial employs over 2,000 associates nationwide.

Vision to be the Best

We are a team of motivated, knowledgeable associates dedicated to:

- providing superior service and innovative products
- building a partnership with our customers
- being an alternative financial provider to traditional banks
- serving the needs of everyday people
- growing a profitable organization



Four Core Values

Honesty
We are honest with our co-workers and the people we deal with.

Integrity
A way of conducting one's life and the ability to operate ethically in all circumstances at all times.

Loyalty
The Company is loyal to you, you are loyal to the Company, and above all, we are loyal to our customers.

Teamwork
We can do it together.

Code of Conduct

Respect Your Customers
Treat them with dignity and courtesy at all times.

Respect Your Associates
Treat them as you would like to be treated.

Respect Yourself
Work hard and use good, ethical judgment in everything you do.

Respect the Law
It is there to protect us and our customers.



Cash Store Financial

Commitment to Customer Care

We are committed to making sure that all of our customers are treated fairly in all aspects of their dealings with us.

In this regard, we:

• disclose all costs, including default and interest charges;

• protect our customers' privacy;

• allow our customers to rescind their loan within 24 hours;

• refuse to grant rollovers;

• advance loans only up to an approved maximum; and,

• employ collection practices that are fair and in full compliance with provincial regulations.





We publish a Customer Care pamphlet series that is accessible and on prominent display in all of our of branches.

Our pamphlets include:

• an itemized list of fees and charges for our products and services;

• clear language advising consumers that payday loans are not a long-term credit solution;

• financial planning and budgeting advice; and,

• contact information for credit counseling services.

Our Footprint *(at December 31, 2010)*

As Canada's leading provider of alternative financial products and services, Cash Store Financial boasts a growing network of over 560 branches in over 200 communities nationwide.

The Cash Store and Instaloans each hold dominant positions in key markets, acting as brokers to facilitate short-term advances, and providing other financial services to income earning consumers.

Cash Store Financial also operates four branches in the UK under the banner, The Cash Store.



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560+

1 cs

1 IL
1 CS
2

41 IL
65 CS
106

131

50 IL
81 CS

17 IL
19 CS
36

14 IL
20 CS

34

69 IL
131 CS
200

3 IL
10 CS
13

1 IL
3 CS
4

6 IL
20 CS
26

3 IL
12 CS
15

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Chairman's Report

From the Chairman and Chief Executive Officer, Gordon J. Reykdal

Fiscal 2010 was a year of achievement and a year of adjustment. Although we experienced decreased margins resulting from recently introduced regulations in all of our key markets, we achieved records in most critical categories of our business.*

These records included, on a trailing 12 month basis, record revenue of $180.2 million, record net income adjusted for class action settlement costs and related taxes was $22.9 million, record adjusted diluted EPS of $1.31, record adjusted EBITA of $40.3 million, record branch operating income of $62.5 million and record loan volume of $681.4 million.

Through the year, we continued to invest in the long-term growth of the business.

In the twelve months ending September 30th 2010, we expanded our network by 91 branches in Canada, and 2 branches in the United Kingdom. By branch count we have the largest industry footprint in Canada. Greater than 65% of our branch network is in the development phase. There remains significant unsatisfied consumer demand within both the Canadian and U.K. markets. Subsequent to year-end, we added a further two new branches in the U.K. and continued with our pace of 18-20 new branches per quarter in Canada.

With our established footprint and a continuation of our aggressive growth strategy, the potential for sustained growth in revenue and income is significant.

OUR RESULTS

Our 12 month trailing revenue for the period ending September 30, 2010, was a record $180.2 million, up 16.5% from $154.7 million in the prior period year.

Net income, excluding class action settlement costs, was up 20.5% to $22.9 million from $19.0 million in the prior year. Inclusive of class action settlement costs, net income was $20.8 million compared to $14.2 million for the twelve month period ending September 30, 2009.

*In fiscal 2010, we moved our year end from June 30 to September 30. For the purposes of appropriate year over year comparisons, this presentation focuses on 12 month trailing comparable periods to September 30, 2010.



Net Income (adjusted)*
($ in millions)

$19.0 — 09
$22.9 — 10
▲ 20.5%

EPS (diluted-adjusted)*
($ in dollars)

$1.09 — 09
$1.31 — 10
▲ 20.2%

EBITA (adjusted)*
($ in millions)

$35.3 — 09
$40.3 — 10
▲ 14.2%

*Trailing 12 months to September 30, 2010

Diluted earnings per share excluding class action settlement costs increased to a record $1.31 per share for the twelve months ended September 30, 2010, compared to $1.09 for the same period last year. Including non-recurring charges, diluted earnings per share were $1.18 compared to $0.81 for the same period last year.

EBITA before class actions costs was a record $40.3 million, compared to $35.3 million for the same period last year. Inclusive of class actions costs, EBITA was $37.4 million compared to $28.4 million.

Same branch revenues for the 382 locations open for the twelve month period starting the beginning of the second quarter of fiscal 2009 increased by 4.4%, with same branch revenues averaging $401,000 for the twelve months ended September 30, 2010, compared to $384,000 in the same period last year. Branch operating income was a record $62.5 million, compared to $55.7 million for the same period last year.

An overriding management objective is to increase shareholder value. We established our dividend policy in 2007 at a rate of $0.025 per share per quarter and it has steadily grown to $0.10 per quarter per share.

For the 12 months ending September 30, 2010, the Company made dividend payments totalling $6.8 million. For the 15 months ending September 30, 2010, the Company made dividend payments totalling $9.1 million. In fiscal 2009 the Company paid a total of $5.3 million in dividends, and $3.6 million in 2008.

To date, the Company has made a total of $18.0 million in dividend payments to our shareholders. In combination with our share buybacks, we have returned in excess of $43.0 million to our shareholders since 2007.

Over the year we commenced the process of reducing the cost of capital by moving toward on balance sheet lending.

We closed the fifth quarter with a cash position of $19.6 million, compared to $18.0 million at September 30, 2009.

ENTRY INTO RETAIL BANKING

A critical element of our long-term strategic plan has been to leverage our extensive branch network by broadening the range of offerings to our customers. As the cost base of operations is reasonably fixed the contributions of new revenue to earnings is substantial.

Through the fiscal period we concentrated significant attention toward growing our ancillary revenue streams, with a particular focus on bank accounts supplied by a third party federally regulated schedule 1 bank. This was one of our strongest initiatives in the year.

Overall, for the 12 month period ending September 30, 2010, revenue from all other services including bank accounts was $42.6 million, an increase of 49.5% from $28.5 million for the same period last year.

Our long-term objective is to secure a stable base of account holders who utilize bank accounts obtained through Cash Store Financial as a primary deposit account.

Initial results indicate that a material proportion of our customers are interested in a longer-term relationship centered on bank accounts. We have secured a meaningful number of payroll deposit customers and we are optimistic about the future potential of this product offering.

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NEW YORK STOCK EXCHANGE

In June, Cash Store Financial commenced trading on the New York Stock Exchange under the symbol CSFS.

We consider our listing on the New York Stock Exchange to be a significant milestone for our Company. It enhances our access to capital and is reflective of our intention to continue our Canadian domestic expansion and to move further into international markets, including the U.K.

As our business matures, flexible access to capital through multiple channels will be of increasing strategic importance. Our listing on the New York Stock Exchange responds to this strategic need by providing an opportunity to reach a broader investment base in the United States and around the world.

PARTNERSHIP WITH RIA FINANCIAL

In July we announced an agreement with Ria Financial Services, a division of Euronet Worldwide Inc., to offer money transfer services. We made the switch from our previous agent because RIA offered significantly better terms and better market access.

Ria Financial Services is the third largest money transfer company in the world. Our partnership with them has enabled us to accelerate expansion of our money transfer service offering and to grow related revenues by providing access to Canadian markets that were restricted under previous supplier agreements.

COMMITMENT TO DIABETES

Since inception, Cash Store Financial has been committed to the communities that we serve. As part of this commitment we have partnered with the Alberta Diabetes Foundation, which is the fundraising arm of the Alberta Diabetes Institute (ADI), to raise $7.5 million for diabetes research. The ADI is a globally recognized Canadian Centre of Excellence that hosts some of the best diabetes researchers in the world.

To support this initiative, in 2010 we appointed a Manager of Philanthropy whose primary mandate is to foster a culture of giving within our Company and to build a national infrastructure to support this initiative. During the year, our Company was recognized for its contributions through a Roll of Honour Award from the Alberta Association of Fundraising Executives. We are extremely proud of this accomplishment.

LOOKING AHEAD

Through great products, excellence in customer service, a strong commitment to community and a self-funded growth strategy, we have earned our place as the dominant player in Canada's alternative financial services sector. But we take nothing for granted.

We recognize that the path ahead necessitates the continual identification and capture of new revenue sources, operational discipline and effective cash management.

Despite the temporary dampening of earnings associated with newly implemented provincial industry regulations, we view the onset of regulation as a positive for this Company.

Through fiscal 2011 we will continue to grow at a rate of 18-20 branches per quarter. In concert with this branch expansion, we will roll out additional ancillary products.

We will continue to seek out and retain high quality executives to support our expansion.

Of fundamental importance to the past and future successes of this Company is excellence in customer service; improvement in this area of the business is a consistent priority.

We will continue our strong focus on operational and sales training and in our efforts to increase the number of long term associates as a percentage of our overall employee base. The returns to be gained from long term associates are measurable on the bottom line and overall corporate reputation.

I would like to thank our associates for their dedication and hard work. Through their ongoing commitment to the success of this business, our shareholders have once again enjoyed a year of solid returns.



Gordon J. Reykdal
Chairman and Chief Executive Officer

President's Report
From the President and Chief Operating Officer, Barret J. Reykdal

Our greatest achievement in fiscal 2010 was absorbing the negative impact of regulated rate caps in several provinces.



Cash Store Financial has always been a strong proponent of industry regulation and we remain so to this day. But there can be no question that new industry rules have added operational challenges. Changes in how we conduct our business at the branch level have had to be implemented and managed.

Our ability, during a period of significant adjustment, to secure strong growth in branch operating income reflects a high level of commitment on the part of all of our associates. Branch operating income for the period ending September 30, 2010, was a record $62.5 million, compared to $55.7 million for the same period last year – an increase of 12.2%

For the 12 months ending September 30, 2010, we brokered record loan volumes of $681.4 million.

Same branch revenues for the 382 locations open for the twelve month period starting at the beginning of the second quarter of fiscal 2009 increased by 4.4%, with same branch revenues averaging $401,000 for the twelve months ended September 30, 2010, compared to $384,000 in the same period last year.

At September 30, 2010, despite regulation related revenue compression, we achieved record trailing 12 month revenue of $180.2 million, up 16.5% from $154.7 million for the same period last year.

BANK ACCOUNTS

High uptake levels for the Canadian Deposit Insurance Corporation insured bank accounts, that were introduced this year, laid the foundation for a longer-

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Branch Operating Income*
($ in millions)

Same Branch Revenues*
($ in thousands)

Loan Volume*
($ in thousands)







Trailing 12 months to September 30, 2010

term strategy to increase the contribution of ancillary products as a percentage of overall revenue.

For the period ending September 30, 2010, ancillary revenue was up 49.5% on a trailing 12 month basis to $42.6 million. This provided a strong offset to the compression in broker fee revenues that resulted from newly implemented provincial rate caps.

As the cost base for branch operations is relatively fixed, revenues secured through ancillary products make a direct and meaningful contribution to the bottom line. We anticipate significant upside from the expansion of the bank account offering and other ancillary product initiatives over future periods.

This strong overall performance reflects a high level of commitment on the part of all of our associates. I am proud of their work and grateful for their dedication.

ANNUAL PRESIDENT'S FORUM

Cash Store Financial is committed to the continual identification and achievement of operational enhancements and efficiencies.

In this respect, on an annual basis, I conduct a national President's Forum during which I meet personally with every operational manager in the Company, including every single branch manager in our retail network.

I am able to develop a true appreciation for both our corporate culture as well as regional cultures within Canada and how they impact our people and our business.

The President's Forum is the most powerful tool available to me for assessing our operational strengths and

weaknesses. It serves as the richest source of ideas on how to improve our business. I receive suggestions on everything from product innovations to new processes for the identification and opening of new branches.

In fiscal 2011, the Forum will take place in the second quarter.

Over the 12 months ending September 30, 2010, we added 91 branches to our Canadian network and two branches in the United Kingdom. Subsequent to year end we added a further two new branches in the U.K.

In the coming year we will continue with a similar pace of growth. The success of our aggressive forward strategy will depend in great measure on finding, retaining and developing quality people who have the attitude and knowledge required to grow with us.

OUR COMMITMENT TO LEARNING

A critical element of any successful retention strategy is a strong and continual investment in training. Over the past year we continued to build our on-line learning platforms Cash Store TV and Cash Store College.

These platforms have broad applications across all aspects of our business, enabling us to communicate key messages on an on-demand basis. We can train and test our entire associate base on any subject in a matter of days.

We believe firmly that our associates are the back bone of our business and we are committed to providing them with the tools they need to succeed.

In addition to our on-line tools, we place a great deal of emphasis on "hands-on" management and

10

Branch Count
(as of June 30, 2002-December 31, 2010)



Associate Count
(as of June 30, 2002-December 31, 2010)



continuous improvement. Regional managers and divisional vice presidents allocate their time equally between performing and underperforming branches. Underperforming branches are placed on action plans. Experienced managers are assigned to assist action plan branches toward their identified goals.

Our formula is working.

The average tenure of branch and regional managers continues to improve. We continue to reduce the number of non-profitable branches as a percentage of our total branch count. The average time to profitability of newer branches also continues to improve.

We anticipate that fiscal 2011 will be another period of steady growth. With strong management and controls, good people, and our steadfast commitment to continuous improvement, we are well poised to further expand our footprint and to solidify our position as the largest supplier of alternative financial services in Canada.

Additionally, we are well positioned to fully commence a rapid expansion into the United Kingdom by drawing on the operational systems and expertise developed in Canada.

I look forward to working closely with all of our associates toward another year of achievement and success.

Barret J. Reykdal
President and Chief Operating Officer

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Listing on the New York Stock Exchange

"We consider our listing on the New York Stock Exchange to be a significant milestone for our Company. It enhances our access to capital and is reflective of our intention to continue our Canadian domestic expansion and to move further into international markets, including the UK."

- Gordon J. Reykdal, Chairman and Chief Executive Officer



On June 8, 2010, Cash Store Financial commenced trading on the New York Stock Exchange under the symbol CSFS. Officers and directors of the corporation officially "rang the bell to open trading" on August 18. It was a momentous occasion that gave further weight to our domestic and international expansion program. Through this listing we have significantly improved our access to capital.

Our Associates

These associates exemplify our Core values and have made a strong contribution to our business, to our customers and to the services that we provide.



"Great customer service is what Cash Store Financial prides itself on and great customer service is why we are successful!"

Kim Aylward
Regional Manager, Region 22
St. John's

In her six years with the Company Kim says that she has seen a lot of changes. She is proud to be a part of an ever evolving company. In 2004, Kim was hired as the Branch Manager of our very first Cash Store in Newfoundland. Her hard work and determination led to her promotion in 2006 as Regional Manager for Region 22.

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"Cash Store Financial is a young, motivated, fast-paced Company with vision and drive – everyday is a new exciting challenge."

Tara Plant
Senior Accountant
Edmonton

Winner – Corporate Achievement Award

Tara is recognized by her peers as a person of drive and integrity that has been a tremendous support to operations. In just three and a half years she has advanced from her initial position as an accounting clerk to her present role as a Senior Accountant that oversees the financial operations of 3 Divisions and our operations in the U.K.

"The Company makes it easy to succeed, all you need is drive and determination and everything else falls into place."



Brandee Major
Regional Manager, Region 43
Vancouver

Brandee started with the Company as a part-time Customer Service Representative and quickly moved to full-time. After a year and a half she was promoted to Branch Manager of C38 in Surrey, BC. In May 2009, she accepted a well-deserved promotion to Regional Manager. Brandee takes pride in the customer service that the Company provides and says it is reciprocated with the friendly, enthusiastic attitudes of the clients that we serve.

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> "It is incredibly inspiring to work for a Company where the majority of the people I had been hired with have moved on to become successful parts to the well oiled Cash Store Financial machine!"

Catherine Abenstein
Branch Manager and Freedom Champion
Regina

Catherine joined Cash Store Financial as a Customer Service Representative in 2006, becoming a Branch Manager in 2009. As an enthusiastic and patient leader with a personal connection to diabetes, she was the perfect person to become a Freedom Run Champion. Catherine thrives on teamwork and believes firmly that we are only as good as the people we surround ourselves with.



"I love the energy, the culture, the people I work with and the amount of change that takes place regularly. I like that Cash Store Financial has lots of opportunity and I find it exciting to watch our long term associates progress through the ranks."

Cameron Schiffner
Vice President Operations, Division 3
Edmonton

Winner – Divisional Vice President of the Year 2010

Through his friendly demeanor, leadership and high energy, Cameron has moved quickly up the ranks to his current role as Vice President of Operations, responsible for nine regions and a staff of 350.

In 2001, Cameron started the very first Cash Store in Edmonton. Through his strong work ethic the branch became a success and more branches were opened. By 2004, Cameron was promoted to Divisional Vice President and was instrumental in the acquisition of Instaloans, where he merged the Instaloans brand into the Cash Store Family.

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"When I think of Cash Store Financial, I think of a big family unit working together to build a successful organization."



Lori Bonner
Regional Manager, Region 15
Lloydminster

Winner – Regional Manager of the Year 2010

Lori started with Cash Store Financial in May 2003 when she opened C55 in Lloydminster as the Branch Manager. Over the years, she has contributed to Company growth by lending her management expertise to a number of branches across Alberta and Saskatchewan before being promoted to Regional Manager for Region 15. Lori believes that there is always someone who motivates and challenges you to be better, and she therefore strives to continually inspire those around her.

Long Service Awards

Associate retention is a priority at Cash Store Financial. The returns to be gained from long term associates are measurable on the bottom line and overall corporate reputation.

Each year, we acknowledge and celebrate our long-serving associates for their dedication and contributions. These associates exemplify our Core values and have made an extended commitment to our business, to our customers and to the services that we provide.

FIVE YEAR AWARD RECIPIENTS

Alana Bakalar
Alanna Urquhart
Amanda Cadrin
Amy Guenette
Bill Guitard
Brandee Major
Brandi Solarz
Brenda Paul
Candice Rand
Casey Caignou
Celeste Rondeau
Charlene Taylor
Charmaine Hussey
Christina Cunnane
Cindy Sutherland
Colleen Leblanc
Cyndi Albert
Danielle Monkhouse
Dawn Pridham
Deborah Purser
Della Waddell
Diane Westcott
Donna Findlay
Donna Serson
Donna Smith
Edith Connolly
Felicity Servant
Gordon Donison
Gregson Cornelius
Heather Gallant
Heather Kyle
Heather Meszaros
Heather Morrish
Janice Mchattie
Jayme Goodon
Jennifer Mitchell
Jennifer Warren
Jill Sittler
Joanne Nelson
Judy Van Bryce
Kassie Hayward
Kerri Palumbi
Kerry Kennedy
Kim Geneau
Kim George
Kim Johnson
Lana Gray
Leslie Qwulshemut
Leslie Tomkins
Linda Winstanley
Lisa White
Louanne Montgomery
Louise Goltz
Lynaya Wickstrom
Lyndsey Threesuns
Lynsey Morrin
Maria Fedosov
Marian Mckenzie
Melanie Meisner
Melinda Bridgett
Michael Zvonkovic
Michelle Hopgood
Michelle Prince
Nancy Haley
Natasha Meier
Nicole Olsen
Paul Fetter
Peggy Mccracken
Richard Clermont
Rick Wagner
Roberta Cotnam
Rosanne Winstanley
Shannon Gorynuik
Shannon Lowe
Shannon Power
Sharon Johnson
Shayla Masniuk
Sheila Acosta
Sheila Ponzini
Sherry Desaulniers
Sheryl Michaluk
Snezana Djurkovic
Stephanie Elder
Stephanie Harris
Sue Delrizzo
Tahera Rahman
Tamara Molnar
Tammy Purdy
Tanis Palmantier
Teresa Shelton
Tina Parsons
Vicki Carriere
Wendy Freeman
Winnifred Andrews
Yvonne Scott

Five year award recipient - start date must be before May 31, 2005

THREE YEAR AWARD RECIPIENTS

Amanda Dussome
Amanda Mosher
Amanda Dwyer
Sara Arial
Arshad Shah
Ashley Charbonneau
Ashley Huysmans
Baneet Bhandari
Barbara Tschritter
Benita Gallotti
Betty Politi
Beverley Harvey
Beverly Patry
Brandy Van Every
Brendan Gross
Cari Graham
Carol Tacknyk
Catarina Almeida
Catherine Abenstein
Chelsey Kennedy
Cheryl Campbell
Cheryl Klockow
Chi Bihis
Christina Shire
Christina Steinbach
Connie Strobel
Crystal Buchanan
Crystal Ryall
Dale Shirk
Dana Frank
Darcy Lee
Dawna Storey
Denette Ross
Denise St.Amand
Elena Scichilone
Everette Magbag
Franny Barnes
Gail Johnson
Gregory Cutler
Haihong Wang
Hao Zhang
Hulda Pratt
Jacqui Miko
Janice Ditner
Jennifer Lacey
Jeri Rombs
Jimmo Traspaderme
John Velikas
Joy Pfluegl
Judy Christenson
Kari-Ann Withrow
Katherine Dupas
Kathleen Robinson
Katrina Smith
Kelly Bullick
Kimberly Nicholls
Kristen Mitchell
Kristin Gelineau
Kristin Westersund
Kyle Shelby
Linda Jack
Linda Korbyl
Lisa Stanley
Lorie Abenstein
Marie Boisvert
Marie Dufresne
Mary Watson
Lacee Mcphee
Melena Jewer
Melissa Burris
Melissa Harcus
Michael Aspinall
Michael Mallette
Michael Thompson
Michelle Combdon
Michelle Godfrey
Michelle Simmons
Mindee Gatzke
Nichola Baburam
Nicole Loudon
Nicole Stephens
Melody Pach
Paula Bessie
Peter Dewagner
Pilar Bautista
Rachel Townshend
Robin Rosborough
Rollanda Mailman
Rose Garrett
Samantha Jolie
Sandra Mcmullan
Sandra Praught
Sandy Timmer
Sarah Myers
Saundra Depaz
Sharon Bruneau
Sharon Hampton
Shaylene Lucier
Shea Warner
Shelly Tang
Stephanie Kaminsky
Stephanie Linville
Stevie Cyrus
Susan Bennett
Susan Mcclelland
Tammie Holmes
Tammy Fitzpatrick
Tammy Saunders
Tara Langhans
Tara Payne
Tara Plant
Tara Stone
Tara Upshall
Tarra Mitchell
Teresa Hearns
Teresa Mallette
Teresa Wilson
Terrina Cowden
Tia Mills
Tracy Doolan Rempel
Trina Cashin
Vanessa Knight
Vicki Grosskurth
Wanda Platt
Wendy Campbell
Yi Zheng

Three year award recipient - start date must be before May 31, 2007

Our Commitment to Diabetes



"The best part of my job is helping associates become better leaders and through that leadership to make an important contribution to community. A lot of people are surprised by their leadership potential and what they can do."

Erin Rayner
Manager of Philanthropy
Edmonton

Erin's priority is to foster a culture of giving amongst our team of over 2,000 associates spread across 200 Canadian communities. Through her commitment and hard work - including organizing 32 Freedom Runs this year alone - we have moved closer to our target of raising $7.5 million for diabetes research.

Roll of Honour Award

In March 2010, Cash Store Financial was one of 16 companies recognized with a "Roll of Honour" award by the Alberta Association of Fund Raising Executives. The "Roll of Honour" award celebrates extraordinary commitment and contributions from corporate citizens and individuals.



"We are extremely proud of our partnership with Cash Store Financial. The CSF Freedom Runs have been successful community events all across Canada in raising funds for our cause, proving that the Cash Store Financial family truly is a champion of diabetes research."

JoAnne Langner, Executive Director
Alberta Diabetes Foundation

Since inception Cash Store Financial has given back to the communities in which it does business. We take our social obligations seriously and have chosen to leverage our extensive branch network to raise money for diabetes research. In 2009, we made a commitment to raise $7.5 million in support of the Alberta Diabetes Institute, a globally recognized Canadian Centre of Excellence located at the University of Alberta.

To put some muscle behind our commitment, in fiscal 2010, we appointed Erin Rayner as our Manager of Philanthropy.

Over the year, with the support of many committed Freedom champions, Erin successfully organized 32 freedom runs in cities across Canada. The long-term charitable revenue potential of these runs is significant. All monies raised will go directly to the Institute.

"The ADI is truly a world class research facility for the study of all aspects of diabetes. We have excellent world-class scientists here looking for novel treatments and cures for Type 2 diabetes. The kind of research we do here will have world-wide benefits."

Dr. Peter E. Light, Director
Alberta Diabetes Institute



Kingston, ON

North Vancouver

Regina, SK

Lethbridge, AB

St. John's NL

Ottawa, ON

Management's Discussion and Analysis

For the fifteen months ended September 30, 2010
and for the year ended June 30, 2009

INTRODUCTION

The following management's discussion and analysis (MD&A) should be read in conjunction with The Cash Store Financial Services Inc.'s (Cash Store Financial or the Company) fiscal 2010 audited consolidated financial statements for the fifteen months ended September 30, 2010, which are available on SEDAR (www.sedar.com) and the United States Securities and Exchange Commission (www.sec.gov).

All figures are presented in Canadian dollars and are reported in accordance with Canadian generally accepted accounting principles.

In 2010, we changed our fiscal year end from June 30 to September 30. The fiscal year end change results in a 15 month reporting period from July 1, 2009 to September 30, 2010. The information is presented and computed as of and for the fifteen months ended September 30, 2010, and twelve months ended June 30, 2009.

This MD&A is dated as of November 24, 2010.

BUSINESS PROFILE AND STRATEGY

This section contains forward-looking statements. See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A.

Cash Store Financial is an alternative to traditional banks, providing short-term advances and other financial services, to serve the needs of everyday people through our two branch banners: The Cash Store and Instaloans. The Cash Store and Instaloans, primarily act as brokers to facilitate short-term advances and to provide other financial services to income-earning consumers. We also provide a range of in-demand financial products that are not supplied by traditional financial institutions. Driven by a dynamic workforce, a performance-based culture, and a commitment to strong business fundamentals, at September 30, 2010, we owned and operated 544 branches in nine provinces, two territories and the United Kingdom. We employed approximately 2,000 associates across Canada and the United Kingdom. Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada that is publicly traded on the Toronto Stock Exchange. Cash Store Financial trades under the symbol "CSF" on the Toronto Stock Exchange and under the symbol "CSFS" on the New York Stock Exchange.

Our business is based on the recognition that the needs of a segment of the population are not being met by traditional financial institutions. Our strategic objective is to establish The Cash Store and Instaloans as Canada's provider of choice for short-term advances and other financial services by offering a wide range of products, a high level of customer service, and convenient locations and hours of operation.

In addition to meeting our customers' needs by providing small, short-term loans which can be accessed quickly, we also offer financial product insurance, cheque cashing products, bank accounts, money transfers, pre-paid master cards, debit cards, term loans, and prepaid phone cards.

As an important component in the execution of our long term product diversification strategy, bank accounts were introduced nationally across the branch network in February 2010. Accounts are Canada Deposit Insurance Corporation (CDIC) insurable and are offered through an agency agreement with a third party bank that is a federally regulated Schedule I bank. Management continues to be pleased by the interest of our customer base in the product and the revenue generated from these accounts. The agreement also offers Cash Store the opportunity to pursue other banking products and services that will enable the Company to continue to diversify its product suite and build ancillary revenue.

Our commitment to expanding into untapped markets remains strong. Aggressive openings in the Canadian market place as well as testing new markets are two of our primary focuses. The Canadian market potential is strong and with the implementation of provincial regulations, we will take advantage of our large footprint and continue our aggressive expansion. With our openings in the United Kingdom, we are seeing promising results and are excited about the opportunities for future aggressive expansion in this area.

Investor relations are an important part of our future growth plans and we are very excited about the opportunities that have been opened with our listing on the New York Stock Exchange.

To ensure the implementation of our strategic imperatives, our primary areas of focus are in human resources, collections, training and marketing. Improvements to the infrastructure in these areas will continue to occur.

Cash Store Financial is committed to the communities we serve. As part of this commitment we have partnered with the Alberta Diabetes Foundation and the Alberta Diabetes Institute. We have committed to raise $7.5 million. In recognition of this commitment, the Company was one of 16 companies recognized with a "Roll of Honour" award by the Alberta Association of Fund Raising Executives. The "Roll of Honour" award celebrates extraordinary commitment and contributions from corporate citizens and individuals around Alberta to the non-profit sector.

Cash Store Financial's strategic priorities are:

Operational:

Operational strategic priorities can be broken down into four main strategic priorities that include:

1) Maturation of branch network:

- continued focus on improving Branch Operating Income (BOI) margins for all our branches;

- developing a motivated, knowledgeable team of associates dedicated to serving our customers through an integrated communication and training strategy that includes Cash Store College and Cash Store TV;

- further integrating the marketing and training departments to achieve effective alignment with operations; and,

- providing strong leadership through in-the-field, hands-on involvement of senior management.

2) New branch openings:

- further expanding our leading position in the Canadian alternative financial services industry through aggressive organic growth into underserved communities or via the acquisition of existing operators at accretive EBITA (earnings before interest, income taxes, stock-based compensation, and amortization of capital and intangible assets) multiples.

3) Growing existing product lines:

- providing superior service and complementary products with further diversification of the revenue stream.

4) International expansion:

- further expanding our branch network in the United Kingdom (UK);

- owning an 18% interest in The Cash Store Australia Holdings Inc. (AUC) which owns and operates 63 branches in Australia; and,

- owning a 16% interest in RTF Financial Holdings Inc. (RTF), which is in the business of short-term lending, by utilizing highly automated mobile technology (SMS text message lending). RTF currently operates in Finland, Sweden, Denmark, the Netherlands, and the UK with expansion plans to other European countries.

Financial:

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- maximizing shareholder value by growing our earnings per share;

- utilizing our strong balance sheet to capitalize on regulatory changes as they occur, namely, through reducing our cost of capital in regulated provinces;

- controlling or reducing costs through a strong focus on operational excellence and by taking advantage of our growing buying power; and,

- accelerating profitability for our newer branches through enhanced branch opening processes.

Selected Annual Information

(thousands of dollars, except for per share amounts and branch figures)		Fifteen Months Ended September 30 2010	Twelve Months Ended June 30 2009	Twelve Months Ended June 30 2008
Consolidated results				
No. of branches	Canada	542	424	384
	United Kingdom	2	-	-
		544	424	384
Revenue				
Brokerage		$ 171,612	$ 122,572	$ 107,169
Other income		50,165	27,933	23,630
		221,777	150,505	130,799
Branch expenses				
Salaries and benefits		62,265	40,634	35,399
Retention payments		28,167	17,988	20,111
Selling, general and adminstrative		21,875	17,326	16,621
Rent		17,907	11,300	10,279
Advertising and promotion		5,536	3,971	4,128
Provision for loan losses		788	49	-
Amortization of capital assets		7,006	4,679	4,425
		143,544	95,947	90,963
Branch operating income		78,233	54,558	39,836
Regional expenses		14,336	8,169	7,440
Corporate expenses		21,166	16,627	11,182
Other amortization		2,055	1,333	822
Income before income taxes and class action settlements		40,676	28,429	20,392
Class action settlements		2,915	6,910	-
Loss from discontinued operations		-	-	(1,716)
EBITA*		48,100	28,583	26,271
Net income and comprehensive income		$ 26,464	$ 14,647	$ 10,806
Weighted average number of shares outstanding				
- basic		16,913	17,958	20,124
- diluted		17,522	18,040	20,242
Basic earnings per share				
Income from continuing operations		$ 1.56	$ 0.82	$ 0.62
Loss from discontinued operations		-	-	(0.08)
Net income and comprehensive income		1.56	0.82	0.54
Diluted earnings per share				
Income from continuing operations		1.51	0.81	0.62
Loss from discontinued operations		-	-	(0.09)
Net income and comprehensive income		$ 1.51	$ 0.81	$ 0.53
Consolidated Balance Sheet Information				
Working capital		$ 15,282	$ 9,667	$ 16,740
Total assets		115,045	83,796	81,787
Total long-term liabilities		9,882	2,959	1,800
Total liabilities		31,690	17,944	10,585
Cash dividends declared per share		0.54	0.20	0.15
Shareholders' equity		$ 83,355	$ 65,852	$ 71,202

*EBITA – earnings from operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets

OVERALL FINANCIAL PERFORMANCE

2010 Highlights and Outlook

This section contains forward-looking statements. See Cautionary Statement Regarding Forward-Looking Information.

(thousands of dollars, except for per share amounts)	Three Months Ended September 30 2010	Three Months Ended September 30 2009	Fifteen Months Ended September 30 2010	Twelve Months Ended June 30 2009
Consolidated results				
Branch operating income	**$ 16,886**	$ 15,725	**$ 78,233**	$ 54,558
Net income				
Before class action expenses net of tax	**7,682**	5,640	**28,507**	19,353
Net income and comprehensive income	**7,682**	5,640	**26,464**	14,647
Earnings before interest, taxes, stock based compensation, amortization, and class action expenses	**11,132**	10,725	**51,015**	35,493
Earnings before interest, taxes, stock based compensation, and amortization	**11,132**	10,725	**48,100**	28,583
Diluted earnings per share				
Before class action expenses net of tax	**0.42**	0.33	**1.63**	1.07
Net income and comprehensive income	**$ 0.42**	$ 0.33	**$ 1.51**	$ 0.81

Net income for the fifteen month period ended September 30, 2010, after removing class action settlement costs and related taxes was $28.5 million, compared to $19.4 million for the year ended June 30, 2009. Net income and comprehensive income for the fifteen month period ended September 30, 2010, was $26.5 million, compared to $14.6 million for the year ended June 30, 2009. Diluted earnings per share, before class action settlements costs and related taxes, increased to $1.63 for the fifteen month period ended September 30, 2010, compared to $1.07 for the year ended June 30, 2009. Diluted earnings per share were $1.51 for the fifteen month period ended September 30, 2010, compared to $0.81 for the year ended June 30, 2009.

Fiscal 2010 earnings were higher as a result of:

- record revenues related to the maturation of branches, and the introduction of a new banking product;
- increased loan volumes related to the maturing of branches, implementation of new regulatory frameworks, new branch openings and acquisitions; and,
- record revenue from other services.

We achieved higher earnings, even after taking into consideration the following:

- reduced branch operating margins associated with broker fee rate compression experienced in the regulated provinces and increased new branch openings;
- an increase in retention payments, as a percentage of revenue, as a result of rate compression experienced in the regulated provinces; and,
- the Company's share of our equity loss on our investments in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc.

EBITA, adjusted to remove the impact of class action settlements, was $51.0 million for the fifteen month period ended September 30, 2010, compared to $35.5 million for the year ended June 30, 2009. The increase is due to increased revenues, BOI and the change in the year end. Our EBITA for the fifteen month period ended September 30, 2010, was $48.1 million compared to $28.6 million for the year ended June 30, 2009.

The implementation of provincial industry rate regulations commenced in August 2009. We have welcomed the new industry regulations that have provided long-term future stability and growth opportunities. We have successfully complied with the implementation of regulations in British Columbia, Alberta, Ontario and Nova Scotia, representing 81% of our branches. With the implementation of regulations, we have experienced a decrease in our margins as a result of the introduction of rate caps. To help us transition through the implementation of regulations, we have utilized short-term incentive programs. The decreased margins and increased expenses have been more than offset by the increases in loan volumes achieved through the maturing of branches, consolidations, and increased loan amounts within regulated provinces, increased branch counts, and increased revenues from other services.

We continue to view regulation as a positive for us and expect the benefits to accrue over the long-term. These are welcome developments that demonstrate to capital markets that the industry is now supported by a high degree of regulatory certainty and that the industry's long-term stability has been secured. We have accommodated regulation more effectively than some competitors and there has been industry consolidation as a result. Regulation has positioned us to lend our own capital which we anticipate will result in improved margins in the future. We believe that industry regulation will encourage previously untapped consumer segments to enter the market and offer new revenue opportunities.

Product and revenue diversification initiatives continue to generate positive results. Revenue from other services (including fees from financial product insurance, cheque cashing, bank accounts, money transfers, pre-paid MasterCard, debit cards, term loans and prepaid phone cards) increased to a record $50.2 million for the fifteen month period ended September 30, 2010, up from $27.9 million for the year ended June 30, 2009. We have made significant improvements in products and services which complement our existing product lines. We will continue to progress towards our objectives of diversifying our revenue stream with products which enhance and complement our core products, and increasing the value generated from our existing suite of products.

Other revenues have increased significantly as a result of the introduction of new products and other product enhancements.

Management has established, as a strategic priority, the requirement to improve the revenue and earnings contributions from our lowest-performing branches. The effective execution of corporate-directed branch action plans has increased the number of profitable branches, and the earnings contribution from our lowest-performing branches.

Staff turnover remained consistent during the year. We believe this consistency in staff turnover was achieved through increased communications as a result of our Cash Store TV platform, increased training to associates through our Cash Store College platform, integrated marketing and sales training programs, and an innovative profit-sharing compensation program which ties associates' performance to our strategic vision.

We are well positioned to fund future growth initiatives and working capital requirements with a cash position of $19.6 million and a positive working capital of $15.3 million as at September 30, 2010. During the fifteen month period ended September 30, 2010, working capital increased by $5.6 million from $9.7 million at June 30, 2009, despite our expansion, BC class action payments, acquisitions, and dividend payments. We continue our efforts to capitalize on our strong financial position to secure lower cost capital, which has been made possible as a result of a stable regulatory environment implemented within 81% of our current markets.

Industry and economic review

Many provinces are currently working through a process to establish consumer protection measures for the payday loan industry. These measures will include rate caps and a ban on rollovers. The Company expects regulation to be positive for its operations and anticipates that it will be able to accommodate its business model to anticipated rate caps. In addition, the Company's voluntary implementation of a prohibition on the provision of rollovers has given it a competitive advantage over those companies that have not done so in advance of the now regulated prohibition on these practices.

It should be noted that the provincial legislation does not apply to or affect federally regulated banks. A number of the services offered at Cash Store and Instaloans locations are provided by an independent third party bank, and are not subject to provincial regulation.

The following rate caps are currently in effect: Nova Scotia - $31 per hundred dollars loaned; British Columbia - $23 per hundred dollars loaned; Ontario - $21 per hundred dollars loaned; Manitoba - $17 per hundred dollars loaned; and Alberta - $23 per hundred dollars loaned. Newfoundland has announced that it does not intend to enact local legislation. While at this stage it remains difficult to specify expected rates for the remaining provinces, all Canadian jurisdictions appear committed to facilitating a competitive industry.

Below is a summary of rate caps per province:

	Rate per $100	Date enacted or anticipated
Nova Scotia	31	August 1, 2009
British Columbia	23	November 18, 2009
Ontario	21	December 15, 2009
Alberta	23	March 1, 2010
Manitoba	17	October 18, 2010
Saskatchewan	23	First quarter fiscal 2011

SELECTED FINANCIAL INFORMATION

(thousands of dollars, except for per share amounts and branch figures)	Three Months Ended September 30 2010	Three Months Ended September 30 2009	Fifteen Months Ended September 30 2010	Twelve Months Ended June 30 2009
Consolidated results				
No. of branches Canada	542	451	542	424
United Kingdom	2	-	2	-
	544	451	544	424
Revenue				
Brokerage	$ 36,453	$ 34,042	$ 171,612	$ 122,572
Other income	13,306	7,596	50,165	27,933
	49,759	41,638	221,777	150,505
Branch expenses				
Salaries and benefits	13,698	10,972	62,265	40,634
Retention payments	6,934	5,100	28,167	17,988
Selling, general and adminstrative	4,739	4,412	21,875	17,326
Rent	4,259	3,082	17,907	11,300
Advertising and promotion	1,223	1,059	5,536	3,971
Provision for loan losses	454	32	788	49
Amortization of capital assets	1,566	1,256	7,006	4,679
	32,873	25,913	143,544	95,947
Branch operating income	16,886	15,725	78,233	54,558
Regional expenses	2,582	2,325	14,336	8,169
Corporate expenses	5,048	4,141	21,166	16,627
Other amortization	13	571	2,055	1,333
Income before income taxes and class action settlements	9,243	8,688	40,676	28,429
Class action settlements	-	-	2,915	6,910
EBITA*	11,132	10,725	48,100	28,583
Net income and comprehensive income	$ 7,682	$ 5,640	$ 26,464	$ 14,647
Weighted average number of shares outstanding				
- basic	17,071	16,817	16,913	17,958
- diluted	17,533	17,197	17,522	18,040
Basic earnings per share				
Income before class action settlement costs	$ 0.44	$ 0.34	$ 1.69	$ 1.08
Net income and comprehensive income	0.44	0.34	1.56	0.82
Diluted earnings per share				
Income before class action settlement costs	$ 0.42	$ 0.33	$ 1.63	$ 1.07
Net income and comprehensive income	$ 0.42	$ 0.33	$ 1.51	$ 0.81
Consolidated Balance Sheet Information				
Working capital	$ 15,282	$ 8,112	$ 15,282	$ 9,667
Total assets	115,045	87,551	115,045	83,796
Total long-term liabilities	9,882	3,423	9,882	2,959
Total liabilities	31,690	20,841	31,690	17,944
Shareholders' equity	$ 83,355	$ 66,710	$ 83,355	$ 65,852

*EBITA – earnings from operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets

29

FINANCIAL ANALYSIS

This analysis provides an overview of our financial results for the fifteen months ended September 30, 2010, compared to the year ended June 30, 2009.

Branch Count

This section contains forward-looking statements. See Cautionary Statement Regarding Forward-Looking Information.

At September 30, 2010, we had 544 branches in total, including two branches in the UK. This is an increase of 120 branches, compared to 424 branches (2009 – Canada - 424 and UK - nil) as at June 30, 2009. During the fifteen months ended September 30, 2010, 126 new branches were added and six branches were consolidated with nearby branches. Branch performance continues to be monitored and consolidations will occur when efficiencies can be achieved.



	Jun 30-02	Jun 30-03	Jun 30-04	Jun 30-05	Jun 30-06	Jun 30-07	Jun 30-08	Jun 30-09	Sep 30-10
Opening	5	20	57	108	277	338	358	384	424
Organic	15	37	51	67	61	20	37	31	104
Acquired	0	0	0	102	6	0	0	18	22
Consolidations	0	0	0	0	(6)	0	(11)	(9)	(6)
Closing	20	57	108	277	338	358	384	424	544

Surpassing our growth strategy, we increased by 120 new branches over the fifteen month period ended September 30, 2010, due in large part to a greater number of branch openings than anticipated and the acquisition of 22 branches. Branch performance continues to be monitored, and consolidations will occur when efficiencies can be achieved. We anticipate adding 70 to 80 branches over the next year in Canada and anticipate an expansion of eight to ten branches through fiscal 2011 in the UK.

Material factors that determine the number of branch openings include availability of suitable locations with suitable lease terms and favorable market rates.

30

Revenue

Revenue increased 47.4% to $221.8 million for the fifteen month period ended September 30, 2010, from $150.5 million for the year ended June 30, 2009. The higher revenue reflects an increase in both brokerage fees and other services. The growth in both areas of revenue is due to:

- 120 additional branches;

- the maturing of existing branches;

- positive contributions from our new product initiatives, including bank accounts, which resulted in record revenue from other sources;

- increased same branch revenues as a result of record revenue from other sources. The most significant impact was the introduction of bank accounts. Also same branch revenue, as it relates to the brokering of loans, remained consistent as a result of brokerage fee rate compression in regulated provinces offset by higher loan volumes; and,

- fifteen months in 2010 compared to twelve in 2009.

The table below illustrates consistent growth in a majority of branch age categories contributing to the overall growth in revenue.

(thousands of dollars, except branch figures)		Revenues			Average Revenue per Branch per Month	
		Fifteen Months Ended	Twelve Months Ended		Fifteen Months Ended	Twelve Months Ended
Year Opened	Number of Branches	September 30 2010	June 30 2009	% Change	September 30 2010	June 30 2009
2001*	94	$ 49,280	$ 39,983	23%	$ 35	$ 35
2002	13	9,202	6,839	35%	47	44
2003	35	20,683	15,959	30%	39	38
2004	52	27,600	20,805	33%	35	33
2005	66	32,722	24,517	33%	33	31
2006	53	24,860	18,283	36%	31	29
2007**	37	12,104	7,071	71%	22	16
2008	34	13,829	9,131	51%	27	22
2009	48	14,180	4,093	246%	20	7
2010	112	15,657	-	100%	9	-
	544	220,117	146,681	50%	$ 27	$ 22
Consolidation of branches		272	1,316			
Other		1,388	2,508			
Continuing operations		$ 221,777	$ 150,505			

Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

**EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.*

The following table depicts the split between brokerage fees and other revenues:

(thousands of dollars)	Three Months Ended	Three Months Ended	Fifteen Months Ended	Twelve Months Ended
	September 30 2010	September 30 2009	September 30 2010	June 30 2009
Revenue				
Brokerage fees	$ 36,453	$ 34,042	$ 171,612	$ 122,572
Other	13,298	7,582	50,142	27,681
	49,751	41,624	221,754	150,253
Interest income	8	14	23	252
	$ 49,759	$ 41,638	$ 221,777	$ 150,505

Broker fees for the fifteen months ended September 30, 2010, increased to $171.6 million, up 40.0% from $122.6 million for the year ended June 30, 2009, as a direct result of improved loan volumes, 120 additional branches, the maturing of existing branches, the longer fiscal period, and the increased focus on growth through the establishment and communication of higher expectations at all levels, improved staff retention, increased marketing initiatives, and more effective compensation structures.

Revenue from other services (including fees from financial product insurance, cheque cashing, bank accounts, money transfers, pre-paid master cards, debit cards, term loans and prepaid phone cards) for the fifteen month period ended September 30, 2010, increased 79.6% to $50.2 million or 22.6% of revenue, up from $27.9 million or 18.6% of revenue for the year ended June 30, 2009. Other revenues have increased significantly as a result of the introduction of new products and other product enhancements as well as the longer fiscal period. These new products and enhancements are part of our long term strategy to diversify revenue streams through providing our customers with a broader suite of financial services and products.

We have made significant improvements in products and services which complement our existing product lines. We will continue to progress towards our objectives of diversifying our revenue stream with products which enhance and complement our core products and increasing the value generated from our existing suite of products.

Loans brokered for the fifteen month period ended September 30, 2010, were $847.3 million and averaged $469 per loan, compared to $594.2 million and an average of $456 per loan for the year ended June 30, 2009.

Same Branch Revenues

Same branch revenues for the last 12 months for the 382 locations open since the beginning of October 2008 increased by 4.4% compared to the same period last year, with same branch revenues averaging $401,000 in the current period compared to $384,000 in the prior year. Same branch revenues increased as a result of record revenues from other sources. The most significant impact on same branch revenues was the introduction of bank accounts. Also, same branch revenue, as it relates to the brokering of loans, remained consistent as a result of brokerage fee rate compression in regulated provinces offset by higher loan volumes. We believe the long-term effects of a stable and effective regulatory environment will be positive for us.

We continue to maximize shareholder value from our network of branches and products. As the cost structure for the existing branch base is relatively fixed, improving same branch revenues is an important objective. Small increases in same branch revenues currently lead to a direct increase in profitability.

Branch Operating Income and Operating Income

Branch operating income for the fifteen month period ended September 30, 2010, was $78.2 million compared to $54.6 million last year.

BOI was down as a percentage of total revenue as a result of a decrease in our margins given lower rate caps, short-term incentive programs used to help through the transition to regulations, and increased expenses due to the opening of 120 new branches and retention payments. The decreased margins and increased expenses have been partially offset by the increases in loan volumes achieved through the maturing of branches, consolidations and increased loan amounts within regulated provinces, increased branch counts, a longer fiscal period and record revenues from other services. BOI, by maturity level, is outlined below:

(thousands of dollars, except branch figures)		BOI (Loss)		BOI % of Revenues	
		Fifteen Months Ended	Twelve Months Ended	Fifteen Months Ended	Twelve Months Ended
Year Opened	Number of Branches	September 30 2010	June 30 2009	September 30 2010	June 30 2009
2001*	94	$ 21,481	$ 17,776	43.6%	44.5%
2002	13	4,306	2,777	46.8%	40.6%
2003	35	9,751	7,436	47.1%	46.6%
2004	52	11,907	8,854	43.1%	42.6%
2005	66	13,021	9,040	39.8%	36.9%
2006	53	9,305	6,028	37.4%	33.0%
2007**	37	4,717	1,910	39.0%	27.0%
2008	34	5,295	2,400	38.3%	26.3%
2009	48	969	(1,876)	6.8%	-45.8%
2010	112	(2,548)	-	-16.3%	0.0%
	544	78,204	54,345		
Branches not yet open		(33)	(1)		
Consolidation of branches		(296)	(631)		
Other		358	845		
Branch operating income		$ 78,233	$ 54,558	35.3%	36.2%

Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

*** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.*

Operating income, after removal of non-recurring class action settlement effects, for the fifteen month period ended September 30, 2010, was $28.5 million (12.9% of revenue) compared to $19.4 million (12.9% of revenue) for the year ended June 30, 2009.

Expenses (excluding retention payments, amortization and class action settlements)

Expenses for the fifteen month period ended September 30, 2010, totalled $143.9 million, an increase from $98.1 million for the year ended June 30, 2009. The increase is primarily due to the addition of 120 new branches, increased bonuses related to higher profitability, short-term incentive programs used to help through the transition to regulations, introduction of new products, an increase in marketing, increased regional and corporate infrastructure costs, a longer fiscal period, and the write-down of our long-term investments as well as one-time costs associated with the start-up in the UK and the listing on the NYSE.

Retention Payments

Third-party lender retention payments for the fifteen months ended September 30, 2010, totalled $28.2 million (3.3% of loans brokered), compared to $18.0 million (3.0% of loans brokered) for the year ended June 30, 2009. As a percentage of revenue, retention payments have increased to 12.7% for the fifteen months ended September 30, 2010, compared to 12.0% for the year ended June 30, 2009. The increases as a percentage of revenue and loans brokered are as a

33

result of external collection agencies not meeting expectations, as well as the rate compression experienced as a result of provincial regulation which resulted in higher loan volume offset by lower rates.

Amortization

Amortization of capital and intangible assets for the fifteen months ended September 30, 2010, totalled $9.1 million, compared to $6.0 million for the year ended June 30, 2009. The increase is the result of the addition of 120 new branches, a large scale refresh program for our mature branches and a longer fiscal period.

Income Taxes

Our effective tax rate was 29.9% for the fifteen month period ended September 30, 2010, compared to 31.9% for the year ended June 30, 2009, which was due to reductions in federal tax rates.

LIQUIDITY AND CAPITAL RESOURCES

Our cash increased to $19.6 million at September 30, 2010, compared to $18.5 million at June 30, 2009. Significant items impacting cash for the fifteen month period:

- cash generated from operating activities, before non-cash operating items of $38.1 million;
- receipt of the RIA Financial Services, a division of Euronet Worldwide Inc., signing bonus of $7.0 million;
- a $7.5 million increase in other receivables;
- BC Class action payments of $6.5 million;
- capital and intangible asset expenditures of $20.6 million primarily relating to branch openings and retrofits;
- acquisition of EZ Cash and Affordable Payday Loans for a total of $5.3 million;
- increase in consumer loans receivable of $5.0 million as a result of on balance sheet lending;
- dividend payments of $9.1 million;
- the repurchase of our shares in the amount of $3.3 million pursuant to a normal course issuer bid;
- issuance of common shares for proceeds from exercised options of $2.4 million; and,
- investment in RTF Financial Holdings Inc. of $360,000.

At September 30, 2010, our working capital position totalled $15.3 million compared to $9.7 million as of June 30, 2009.

Normal Course Issuer Bid

On June 30, 2009, we announced our intention to make a normal course issuer bid (Bid) to purchase, through the facilities of the Toronto Stock Exchange, certain of our outstanding common shares. We repurchased 387,799 common shares (June 30, 2009 - 1,218,470 common shares) at a cost of $3.3 million for the fifteen months ended September 30, 2010 (June 30, 2009 – $7.1 million). Common shares purchased pursuant to the Bid were cancelled.

Contractual Obligations

Our contractual obligations over the next five years and thereafter are summarized in the table below. For additional information, see Notes 15 and 20 (a) of our audited consolidated financial statements for the fifteen month period ending September 30, 2010.

(thousands of dollars)	1 Year	2 Years	3 Years	4 Years	5 Years and >	Total
Obligations under capital leases	$ 1,081	$ 640	$ 323	$ 123	$ -	$ 2,167
Operating leases	17,443	15,908	12,787	9,570	5,759	61,467
	$ 18,524	$ 16,548	$ 13,110	$ 9,693	$ 5,759	$ 63,634

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table. The results demonstrate a continued emphasis on revenue growth compared to the prior quarters with an equal emphasis on management programs for underperforming branches.

In general, improved results reflect a pattern of maturation in our branch network. There was an increase in brokerage revenue over prior periods due to our renewed emphasis on revenue growth. Branch expenses and overall expenses have also steadily increased due to an increased number of branches in operation and costs associated with adding infrastructure at the regional and corporate levels, enhancements to our information technology (IT) infrastructure, and costs associated with the class action settlements and regulations.

From a seasonality perspective, we believe that our revenues are generally stronger in the third and fourth quarters followed by the first and second quarter. In addition, quarterly results of operations are impacted by the number and timing of new branch openings.

(thousands of dollars, except for per share amounts and branch figures)	F2010					F2009			Twelve Months Ended September 30	
	Q5	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2010	2009
Consolidated Results										
No. of branches Canada	**542**	523	489	469	451	424	423	415	**542**	451
United Kingdom	**2**	2	-	-	-	-	-	-	**2**	-
	544	525	489	469	451	424	423	415	**544**	451
Loan volume	**$184,110**	$174,902	$157,653	$164,819	$165,866	$156,831	$142,465	$147,041	**$681,484**	$612,203
Brokerage	**$ 36,453**	$ 35,346	$ 31,440	$ 34,332	$ 34,041	$ 32,380	$ 29,519	$ 30,276	**$137,571**	$126,216
Other income	**13,306**	12,016	9,317	7,954	7,598	7,351	6,787	6,774	**42,593**	28,510
	49,759	47,362	40,757	42,286	41,639	39,731	36,306	37,049	**180,164**	154,725
Branch expenses										
Salaries and benefits	**13,698**	13,695	12,206	11,694	10,972	11,068	10,249	9,801	**51,293**	42,090
Retention payments	**6,934**	5,833	5,300	5,000	5,100	4,600	4,537	4,600	**23,067**	18,837
Selling, general and administrative	**4,739**	4,361	4,248	4,114	4,412	4,027	4,752	4,318	**17,462**	17,509
Rent	**4,259**	3,780	3,479	3,307	3,082	2,987	2,956	2,671	**14,825**	11,696
Advertising and promotion	**1,223**	1,171	1,023	1,060	1,059	1,028	942	1,005	**4,477**	4,034
Provision for loan losses	**454**	200	86	16	32	24	13	12	**756**	81
Amortization of capital assets	**1,566**	1,477	1,374	1,334	1,256	1,218	1,211	1,141	**5,751**	4,826
	32,873	30,517	27,716	26,525	25,913	24,952	24,660	23,548	**117,631**	99,073
Branch operating income	**16,886**	16,845	13,041	15,761	15,726	14,779	11,646	13,501	**62,533**	55,652
Regional expenses	**2,582**	3,862	3,045	2,850	2,357	2,333	2,140	2,024	**12,339**	8,854
Corporate expenses	**5,048**	4,526	3,700	3,751	4,141	5,011	4,523	3,688	**17,025**	17,363
Other amortization	**13**	405	279	787	571	527	311	282	**1,484**	1,691
Net income before income taxes and class action settlements	**9,243**	8,052	6,017	8,373	8,657	6,908	4,672	7,507	**31,685**	27,744
Class action settlements	**-**	100	2,715	100	-	5,000	-	1,910	**2,915**	6,910
EBITA*	**11,132**	10,325	5,275	10,643	10,725	3,891	6,460	7,303	**37,375**	28,379
Net income and comprehensive income	**$ 7,682**	$ 5,476	$ 2,199	$ 5,467	$ 5,640	$ 1,232	$ 3,067	$ 4,292	**$ 20,824**	$ 14,231
Basic earnings per share										
Net income and comprehensive income	**$ 0.44**	$ 0.32	$ 0.13	$ 0.33	$ 0.34	$ 0.07	$ 0.18	$ 0.23	**$ 1.22**	$ 0.82
Diluted earnings per share										
Net income and comprehensive income	**$ 0.42**	$ 0.31	$ 0.13	$ 0.32	$ 0.33	$ 0.07	$ 0.18	$ 0.23	**$ 1.18**	$ 0.81

*EBITA – earnings from operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets.

Fifth Quarter

The first quarter of 2010 (July 1, 2009 to September 30, 2009) is used as the comparison to the fifth quarter of 2010 (July 1, 2010 to September 30, 2010) as they are comprised of the same calendar months.

Net income from continuing operations for the fifth quarter of fiscal 2010 increased to $7.7 million, compared to $5.6 million for the first quarter. Diluted earnings per share for continuing operations for the fifth quarter were $0.42 per share ($0.44 basic), compared to $0.33 per share ($0.34 basic) for the first quarter.

BOI for the quarter, by maturity level, is outlined below:

(thousands of dollars, except branch figures)		BOI (Loss)		BOI % of Revenues	
Year Opened	**Number of Branches**	**September 30 2010**	**September 30 2009**	**September 30 2010**	**September 30 2009**
2001*	94	$ 4,905	$ 4,940	48.9%	48.1%
2002	13	1,016	834	52.8%	44.5%
2003	35	2,162	1,916	50.6%	45.7%
2004	52	2,477	2,345	43.6%	42.7%
2005	66	2,911	2,590	42.3%	39.6%
2006	53	1,844	1,822	36.4%	36.3%
2007**	37	1,246	813	38.4%	39.2%
2008	34	1,334	878	45.5%	32.9%
2009	48	296	(202)	9.2%	-7.1%
2010	112	(1,188)	-	-19.4%	-
	544	17,003	15,936		
Branches not yet open		(29)	(311)		
Consolidation of branches		(26)	(209)		
Other		(62)	309		
Branch operating income		$ 16,886	$ 15,725		

Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

BOI has increased 7.4% to $16.9 million in the fifth quarter compared to $15.7 million in the first quarter. The increase was caused by the maturing of branches, increased emphasis on growth, increased same branch revenues and effective execution of action plans for underperforming branches.

Revenue for the fifth quarter of fiscal 2010 increased to a record $49.8 million, compared to $41.6 million for the first quarter due to an additional net 93 new branches operating since the first quarter of fiscal 2010 and increases in same branch revenues.

(thousands of dollars, except branch figures)		Revenues			Average Revenue per Branch per Month	
Year Opened	Number of Branches	September 30 2010	September 30 2009	% Change	September 30 2010	September 30 2009
2001*	94	$ 10,021	$ 10,261	-2%	$ 36	$ 36
2002	13	1,923	1,876	3%	49	48
2003	35	4,269	4,194	2%	41	40
2004	52	5,684	5,497	3%	36	35
2005	66	6,876	6,540	5%	35	33
2006	53	5,069	5,022	1%	32	32
2007**	37	3,243	2,075	56%	29	19
2008	34	2,935	2,665	10%	29	26
2009	48	3,204	2,865	12%	22	20
2010	112	6,132	-	100%	18	-
	544	49,356	40,995	20%	$ 30	$ 25
Consolidation of branches		9	101			
Other		394	542			
Continuing operations		$ 49,759	$ 41,638			

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

* *EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.*

Same branch revenues for the 419 locations open since the beginning of July 2009 for the three month period, increased by 4.1% compared to the same period last year, with same branch revenue averaging $101,000 this period compared to $97,000 in the same period last year. Same branch revenues increased through improved associate retention, more effective bonus structures, communication of expectations at all levels of the organization and action plans for our lowest-performing branches.

Loans brokered for the three months ended September 30, 2010, were $184.1 million and averaged $474 per loan, compared to $165.9 million and an average of $377 per loan for the three months ended September 30, 2009.

Expenses for the fifth quarter of fiscal 2010 totalled $32.0 million, compared to $26.0 million in the same first quarter. These increased costs are due to increases in the number of branches, increased bonuses and benefits at all levels, the Company's share of our equity loss on our long-term investments, infrastructure additions at the regional and corporate levels along with enhancements in our IT infrastructure and increased costs associated with provincial regulations. Retention payments totalled $6.9 million in the fifth quarter, compared to $5.1 million in the first quarter. The amortization of capital and intangible assets was $1.6 million.

Our effective tax rate was 16.9% for the quarter ended September 30, 2010, compared to 35.1% for the first quarter. The decrease was caused by lower effective rates being applied on current and future taxes.

RELATED PARTY TRANSACTIONS

We own 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc. Included in other receivables as of September 30, 2010, was $7,000 (June 30, 2009 - $1,000) receivable from The Cash Store Australia Holdings Inc. We entered into an interim service agreement with AUC to provide ongoing services such as financial and accounting support and contracts administrative services, and the use of our IT and telecommunication systems. Included in selling, general, and administrative expenses is a recovery of $362,000 (June 30, 2009 - $82,000). These transactions were subject to normal trade terms and were measured at the actual exchange amount. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership in AUC. The receivable was repaid subsequent to year-end.

We own 15.7% of the outstanding common shares of RTF Financial Holdings Inc. We entered into an interim service agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. Included in selling, general, and administrative expenses is a recovery of $120,000 (June 30, 2009 - $nil) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. We have a $485,000 (June 30, 2009 - $nil) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership in RTF. The receivable was repaid subsequent to year-end.

RISK FACTORS AFFECTING PERFORMANCE

Our financial and operational performance is potentially affected by a number of factors including, but not limited to, changing consumer protection regulations, industry and company specific class action lawsuits, access to third-party lenders and other issues described in our most recent Annual Information Form (AIF). As a Company, we identify risks in four main categories: 1) operational; 2) financial; 3) legal and regulatory; and 4) strategic. A more detailed discussion of our risk factors is presented in our most recent AIF filed with the securities regulatory authorities on SEDAR (www. sedar.com). Our Risk Management department works continually to assess and mitigate the impact of potential risks to our stakeholders.

Consumer Protection Regulations

Cash Store Financial's business is subject to various federal and provincial laws and regulations, including federal interest rate laws and the various provincial consumer protection laws and regulations. The laws and regulations are subject to change and could impose unforeseen costs or limitations on the way we conduct or expand our business.

Five provinces have worked through a process to establish consumer protection measures for the payday loan industry which represents 81% of our branches. These measures include rate caps and a ban on rollovers. We expect regulations to be positive for our operations and anticipates that we will be able to accommodate our business model to anticipated rate caps. In addition, we voluntarily implemented a prohibition on the provision of rollovers that has given it a competitive advantage over those companies that have not done so in advance of the now regulated prohibition on these practices.

It should be noted that the provincial legislation does not apply to or affect federally regulated banks. A number of the services offered at Cash Store and Instaloans locations are provided by an independent third party bank, and are not subject to provincial regulation.

The following rate caps are currently in effect: Nova Scotia - $31 per hundred dollars loaned; British Columbia - $23 per hundred dollars loaned; Ontario - $21 per hundred dollars loaned; Manitoba - $17 per hundred dollars loaned; and Alberta - $23 per hundred dollars loaned. Newfoundland has announced that it does not intend to enact local legislation. While at this stage it remains difficult to specify expected rates for the remaining provinces, all Canadian jurisdictions appear committed to facilitating a competitive industry. Below is a summary of rate caps per province:

	Rate per $100	Date enacted or anticipated
Nova Scotia	31	August 1, 2009
British Columbia	23	November 18, 2009
Ontario	21	December 15, 2009
Alberta	23	March 1, 2010
Manitoba	17	October 18, 2010
Saskatchewan	23	First quarter fiscal 2011

Legal Proceedings

Ontario and the rest of Canada, with the exception of British Columbia and Alberta

On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc., by Thompson McCutcheon (Plaintiff), a customer. The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (Class Proceeding Act), as amended, certifying the action as a class proceeding and appointing him as the representative of the class. The Plaintiff asserted that we were in breach of the Criminal Code of Canada and the Fair

Trading Act as the aggregate of all charges, including interest, broker fees and card fees charged, was in excess of those allowed by law. The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest and/or at an excessive rate, as well as damages, costs and interest.

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between us and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the settlement, we are to pay to the class a minimum of $750,000 and a maximum of $1.5 million in cash and a minimum of $750,000 and a maximum of $1.5 million in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a provision of $2.0 million has been recorded to cover the estimated costs of the settlement, including legal fees and other costs. In addition, we paid the legal fees and costs of the class. On August 6, 2009, the claims process was concluded and we issued $750,000 in vouchers and $750,000 in cheques to the class members as full and final satisfaction of all claims. As at September 30, 2010, the remaining accrual is $52,000.

British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all Payday Loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers' third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005, collectively, the "Related Actions".

On May 12, 2009, we settled the British Columbia Related Actions in principle. The settlement has been approved by the Court. The settlement does not constitute any admission of liability by us.

Under the terms of the court approved settlement, we are to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the Payday Loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9.4 million in cash and $9.4 million in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, we are to pay the legal fees and costs of the class. Based on our estimate of the rate of take-up of the available cash and credit vouchers, an expense of $7.7 million to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund. It is possible that additional settlement costs could be required. As at September 30, 2010, the remaining accrual is $2.0 million.

Alberta

We have been served in a prior fiscal period with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard. On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, certain of our customers' third-party lenders, directors and officers added to the Claim.

We believe that we conduct our business in accordance with applicable laws and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable.

Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen's Bench by Scott Meeking against The Cash Store, Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from The Cash Store or Instaloans. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

We believe that we conduct our business in accordance within applicable laws and are defending the action vigorously. Further it will be maintained that most of the proposed class members our bound by the judgment in the settlement of the Ontario class action, as approved by the Ontario Superior Court of Justice and the action may not be maintained in its present form. However, the likelihood of loss, if any, is not determinable. Accordingly, no provision has been made for this action in the accounts.

Other

We are also involved in other claims related to the normal course of operations. Management believes that it has adequately provided for these claims.

Third Party Lenders/Retention Payments

Most funding of short-term advances is currently provided by independent third party lenders. As a result, our business is highly dependent on third party lenders who are willing to make significant funds available for lending to our customers. There are no assurances that the existing or new third party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a significant material adverse impact on our results of operations and financial condition.

To facilitate the short-term advance business, we have entered into written agreements with a number of third party lenders who are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided we have properly performed our duties under the terms of the agreements. In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Our Board of Directors regularly approves a resolution which authorizes us to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

CRITICAL ACCOUNTING ESTIMATES

Our accounting policies are integral to understanding and interpreting the financial results reported in this MD&A. The significant accounting policies used in preparing our consolidated financial statements are summarized in Note 1 to those statements which are available on SEDAR at www.sedar.com. Certain policies included in Note 1 are considered to be particularly important to the presentation of our financial position and results of operations, because they require Management to make difficult, complex or subjective judgments and estimates, often as a result of matters that are inherently uncertain, which may result in materially different results under different assumptions and conditions. The following is a discussion of those critical accounting estimates. These estimates are adjusted in the normal course to reflect changing underlying circumstances. The impact and any associated risks related to these critical accounting estimates on our business may also be discussed elsewhere in this MD&A.

Revenue Recognition

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer and we have received the brokerage fee.

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan.

Revenue from the our cheque cashing, money order sales, money transfer, bill payment services and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged has been received.

Consumer Loans Receivable

Unsecured short-term and longer-term advances that we originate on our own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivables are reported net of a provision.

Provisions for Loan Losses

Loans in default consist of short-term consumer loans originated by us, which are past due. A provision for loan losses are recorded when we no longer have reasonable assurance of timely collection of the full amount of principal and interest. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The estimated realizable amount is determined by discounting expected future cash flows associated with the consumer loan receivables at the original effective interest rate inherent in the loans. The provision is reviewed monthly and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included with our loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the receivable is ultimately written off.

Retention Payments

The Company, through The Cash Store and Instaloans banners, acts as a broker on behalf of income earning consumers seeking short-term advances. Funding of most short-term advances is provided by independent third party lenders. The advances are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly, they are not included on our balance sheet.

To facilitate the short term advance business, we have entered into written agreements with a number of third party lenders that are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided that we have properly performed our duties under the terms of the agreements. In the event that we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Our Board of Directors regularly approves a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to our customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third party lenders. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by our Board of Directors.

Amortization Policies and Useful Lives

We depreciate the cost of capital assets and intangible assets over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the asset from a revenue-producing perspective. If the in-service period change happens more quickly than we have anticipated, we may have to shorten the estimated life of certain capital or intangible assets, which could result in higher depreciation expenses in future periods or an impairment charge to write down the value of capital or intangible assets.

Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, fewer liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not amortized and is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.

When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values.

Intangible assets with finite useful lives are amortized over their useful lives. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Customer list, contracts and relationships	Straight-line – 3 years
Computer software	Straight-line – 5 years
Non-compete agreements	Term of the agreements
Favourable and unfavourable leases	Term of leases
Brand name	Indefinite life

Long-term investments

The Company applies the equity method of accounting for its investment in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc. These investments are recorded at cost plus our share of net income or loss to date.

Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts. Obligations under capital leases are recorded as an asset with a corresponding liability. Asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations under capital leases are reduced by lease payments net of imputed interest. Operating lease expenses are recorded to selling, general, and administrative expenses.

Contingencies

We are subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. We recognize liabilities for contingencies and commitments when a loss is probable and capable of being reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of an additional liability.

Income Tax Estimates and Future Income Taxes

Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any future tax assets if it is more likely than not that the asset will not be realized.

Stock Based Compensation

We have a stock based compensation plan, which is described in Note 16 (b) of our audited consolidated financial statements. We account for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by us, together with the amount in contributed surplus associated with the exercised options, are credited to share capital.

Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the group of assets. Any assets to be disposed by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not amortized while they are classified as held-for-sale.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are generally required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables", or "other financial liabilities" as defined by the standard.

Financial assets and financial liabilities "held-for-trading" are measured at fair value with changes in those fair values recognized in net earnings. "Available-for-sale" are measured at fair value, with changes in those fair values recognized in Other Comprehensive Income (OCI). "Held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method.

Cash and cash equivalents has been designated as "held-for-trading". Other receivables and consumer loans receivable are designated as "loans and receivables". Accounts payable and obligations under capital leases are designated as "other financial liabilities".

Section 3862 is based on International Financial Reporting Standards (IFRS) 7 "Financial Instruments: Disclosures" and requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis of each type of market risk to which an entity is exposed and show how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.

In March 2007, the CICA also issued Handbook Section 3863 to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset. This standard also harmonizes disclosures with IFRS 7. As a result of adopting this standard, new or enhanced disclosure is provided in Note 23.

The main financial risks arising from our financial instruments include interest rate risk, credit risk, liquidity risk, and other market price risk. On a quarterly basis, we review financial risks and set appropriate limits and controls where necessary. Our strategy for managing these risks and our exposure to risks and how they arise has not changed significantly from the prior fiscal year. We do not currently use derivative financial instruments to manage our foreign exchange, interest rate, and credit or liquidity risk and do not hold or issue derivative financial instruments for trading or speculative purposes.

We are not significantly exposed to foreign exchange risk as the majority of operations are in Canada and no significant transactions are being entered into in a foreign denominated currency. We do not have significant amounts of interest bearing obligations; therefore, our exposure to interest rate fluctuations relative to financial instruments is minimal. Credit risk is the risk of financial loss to us if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from our cash and cash equivalents, other receivables, supplier receivables, consumer loans receivable, and long-term receivable. The maximum amount of credit risk exposure is limited to the carrying amount of the balances disclosed in these financial statements.

We manage the credit risk associated with our cash and cash equivalents by holding our funds with reputable Canadian financial institutions. We act primarily as a broker and have no concentration of credit risk with any particular individual, supplier or other entity related to the brokering of payday advance services. Funding of these short-term advances is provided by independent third party lenders. The advances are repayable by the customer to the third party lenders and represent assets of the lenders. We also directly lend to our customers and have no significant concentration of credit risk with any particular individual related to short-term advances. To mitigate our credit risk, we perform on-going credit evaluations, aging of the receivable, payment history, security, and allow for uncollectible amounts when determinable. As at September 30, 2010, there are no significant past due accounts and there have been no impairment adjustments made to the accounts. The maximum exposures to credit risk are represented by the carrying amount of other receivables and consumer loans receivable which are approximately $14.9 million.

We are exposed to liquidity risk as there is a chance that we will not be able to meet our financial obligations as they become due or will not receive sufficient funds from our third party lenders to advance to our customers. We manage all liquidity risk by maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. Our principal sources of cash are funds from operations. The maximum exposures to liquidity risk are represented by the carrying amount of accounts payable and accrued liabilities and obligations under capital leases which is approximately $19.0 million.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535. This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.

Our objective when managing capital is to provide a return to our shareholders by fairly pricing our services with the associated level of risk while being able to sufficiently fund future growth initiatives. We define capital that we manage as the aggregate of our shareholders' equity, which is comprised of share capital, contributed surplus and retained earnings.

In order to maintain or adjust our capital structure, we, upon approval from our Board of Directors, may issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. Our Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestures, as well as capital and operating budgets.

We set the amount of capital in proportion to risk and manage the capital structure and make adjustments to it based on economic or regulatory changes. In order to maintain or modify the capital structure, we may seek additional sources of capital. We have limited reliance on debt facilities and are not subject to any restrictive covenants. Our capital management objectives, policies and procedures were unchanged since the prior year-end.

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 (Section 3064) Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets. We have adopted this standard commencing July 1, 2009, and it has been applied retroactively resulting in $3.2 million of net assets being reclassified from capital assets to intangible assets in the comparative June 30, 2009, balance sheet, as well as $40,000 of amortization being reclassified from amortization of capital assets to amortization of intangible assets for the year-ended June 30, 2009.

Business Combinations

45

In January 2009, the CICA issued Handbook Section 1582, "Business Combinations," which replaces the existing standard. This section establishes the standards for accounting for business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, and that restructuring charges will be expensed in the periods after the acquisition date and non-controlling interests will be measured at fair value at the date of acquisition. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011, and earlier adoption is permitted. We have adopted this standard effective July 1, 2009. The adoption of this standard did not have a significant impact on our consolidated financial statements.

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, "Consolidated Financial Statements" which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011, and earlier adoption is permitted. We have adopted this standard effective July 1, 2009. The adoption of this standard did not have a significant impact on our consolidated financial statements.

Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, "Non-Controlling Interests" which establishes standards for accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section is effective for interim and annual financial statements beginning on January 1, 2011, and earlier adoption is permitted. We have adopted this standard effective July 1, 2009. The adoption of this standard did not have a significant impact on our consolidated financial statements.

Financial Instruments – Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement," to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments related to the application of the effective interest method apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009, for the amendments relating to the effective interest method. There were no material impacts on our financial position, net earnings or cash flows as a result of adopting these amendments.

The amendments relating to embedded prepayment options apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. We are currently evaluating the impact of this amendment.

Financial Instruments – Disclosures

In June 2009, the CICA amended Handbook Section 3862, "Financial Instruments – Disclosures", to enhance liquidity risk disclosure requirements and to include additional disclosure requirements about inputs to fair value measurements within the financial instruments, including their measurement within a hierarchy that prioritizes the input to fair value measurement. The hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy based on the reliability of inputs are as follows:

46

Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – inputs used in a valuation technique are not based on observable market data in determining fair values of these instruments.

Equity

In August 2009, the CICA amended presentation requirements of Handbook Section 3251, "Equity", as a result of issuing Section 1602, "Non-Controlling Interests". The amendments apply only to entities that have adopted Section 1602. We have evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made.

Comprehensive Revaluation of Assets and Liabilities

In August 2009, the CICA amended Handbook Section 1625, "Comprehensive Revaluation of Assets and Liabilities" as a result of issuing Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-Controlling Interest" in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted provided that Section 1582 is also adopted. We have adopted this standard effective July 1, 2009. The adoption of this standard did not have a significant impact on our consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, the entity was to adopt United States Generally Accepted Accounting Principles (U.S. GAAP) on or before this date. Should the Company decide to adopt IFRS, its first annual IFRS financial statements would be for the year ending September 30, 2012. Beginning with the three month period ending December 31, 2011, the Company would provide unaudited consolidated financial information in accordance with IFRS including comparative figures for the three month period ending December 31, 2010.

We have completed a gap analysis of the accounting and reporting differences under IFRS, Canadian GAAP, and U.S. GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. This analysis will, in part, determine whether the Company adopts IFRS or U.S. GAAP once Canadian GAAP ceases to exist. We are also closely monitoring standard setting activity and regulatory developments in Canada, the United States and internationally that may affect the timing of its adoption of either IFRS or U.S. GAAP in future periods.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Such controls and procedures are designed to provide reasonable assurance that all material information relating to the Company is recorded, processed, summarized and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. There has been no change in the design of the Company's internal control over financial reporting during the three months ended September 30, 2010, that would materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Evaluation of Effectiveness

As required by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109) issued by the Canadian Securities regulatory authorities, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures and internal control over financial reporting was conducted as of September 30, 2010, by and under the supervision of management, including the CEO and CFO. In making the assessment of the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. The evaluation included the certifying officers' daily interaction with the control systems, walkthroughs, documentation review, observations, enquiries, re-performance, analytical procedures and other tests of controls and audit procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures and internal control over financial reporting were effective as at September 30, 2010.

Limitations on the Effectiveness of Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Our management, including the CEO and CFO, do not expect that our disclosure controls and procedures and internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system objectives will be met. The likelihood of achievement is affected by limitations inherent in all internal control systems. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented in numerous ways including collusion, overrides and deception. Another inherent limitation in any system of internal control over financial reporting is the increasing complexity of GAAP. With the changing standards, increasing abundance of Canadian, U.S. and International standards and the varying interpretations of GAAP by professional accountants and regulatory authorities, it is possible that the judgments and interpretations made by us may differ from that of others. In addition to the inherent limitations, the design of a control system must reflect that there are resource constraints, and the expected benefit of controls must be considered relative to the expected costs. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Further, no evaluation of controls can provide absolute assurance that all control issues within a company will be detected.

OUTSTANDING SHARE DATA

As at November 24, 2010, we had 17,094,111 common shares outstanding. There were also options to purchase 1,010,938 common shares, which if exercised, would provide us with proceeds of approximately $8.2 million.

DIVIDENDS

Prior to August 31, 2007, we had not declared or paid a dividend on the common shares. We declared our first dividend on August 31, 2007, in the amount of $.025 cents per common share. In total, dividends of $3.6 million were paid to holders of common shares in fiscal 2008, $5.3 million in fiscal 2009, and $9.1 million in the fifteen months of fiscal 2010 ($1.7 million in the fifth quarter of fiscal 2010). On November 24, 2010, we declared a quarterly dividend of $0.10 per common share. The dividend is payable on December 21, 2010, to shareholders of record on December 6, 2010.

Our current dividend policy is to declare and pay quarterly cash dividends at the discretion of our Board of Directors, as circumstances permit, in an aggregate annual amount equal to approximately 30% of the prior year's net income. Our dividend policy and practice will be reviewed from time to time in the context of our earnings, financial condition, the need to retain earnings to fund future growth of our business, and other relevant factors. The declaration of a dividend will always be at the discretion of our Board of Directors.

OTHER

Cautionary Statement Regarding Forward-looking Information

This MD&A contains "forward-looking information" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents, and other factors described in the our latest Annual Information Form filed on SEDAR at www.sedar.com under the heading "Risk Factors". Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Measures

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada. These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies. Although a measure such as 'Earnings Before Interest, Income Taxes, Stock-based Compensation, Amortization of Capital and Intangible Assets' (EBITA) do not have standardized meanings prescribed by GAAP, these measures are used herein or can be determined by reference to our financial statements. "Same branch revenues" is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to, and helps explain, changes in total revenue. Average revenue is defined as revenue for the period divided by the number of branches. "Branch operating income" (BOI) is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network. "Operating income" (OI) is a non-GAAP measure tracked and reported by us and is generally used to compare the income before income taxes and other non-recurring items which primarily relates to the overall operations of the branch, regional and corporate network. "Regional expenses" is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. "Corporate expenses" is a non-GAAP measure which is used to gauge expenditures at the corporate level and includes compensation of associates and related expenses at the corporate office level. These measures are discussed because management believes that they facilitate the understanding of our results as it relates to our operational and financial position.

The following table provides a reconciliation of net income in accordance with GAAP to EBITA for the past eight quarters.

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EBITA Reconciliation

(thousands of dollars)	2010 (Fifteen Months)						2009 (Nine Months)		
	Q5	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2
Consolidated Results									
Net income and comprehensive income	$ 7,682	$ 5,476	$ 2,199	$ 5,467	$ 5,640	$26,464	$ 1,232	$ 3,067	$ 4,292
Interest	51	44	29	29	27	180	41	12	10
Income tax	1,561	2,676	1,190	2,822	3,048	11,297	700	1,618	1,316
Stock-based compensation	260	247	205	204	182	1,098	174	240	264
Amortization of capital and intangible assets	1,578	1,882	1,652	2,121	1,828	9,061	1,744	1,523	1,421
EBITA	$ 11,132	$10,325	$ 5,275	$10,643	$10,725	$48,100	$ 3,891	$ 6,460	$ 7,303
EBITA adjusted for class action settlements	$ 11,132	$10,425	$ 7,990	$10,743	$10,725	$51,015	$ 8,891	$ 6,460	$ 9,213

Financial Statements

For the fifteen months ended September 30, 2010
and for the year ended June 30, 2009

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management's discussion and analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements and MD&A have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management's best estimates and informed judgments. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Cash Store Financial Services Inc. maintains a system of internal controls to provide reasonable assurance that transactions are properly authorized, financial records are accurate and reliable and the Company's assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out its responsibility for the financial statements through its Audit Committee. This Committee meets periodically with management and the independent external auditors to review the financial statements and the MD&A and to discuss audit, financial and internal control matters. The Company's independent external auditors have full and free access to the Audit Committee. The Audit Committee is responsible for approving the remuneration and terms of engagement of the Company's independent external auditors. The consolidated financial statements have been subject to an audit by the Company's internal and external auditors, KPMG LLP, in accordance with generally accepted auditing standards on behalf of the shareholders.

The consolidated financial statements and MD&A have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in note 1 of the notes to the consolidated financial statements.

Signed "Gordon J. Reykdal"   *Signed "Nancy Bland"*
Gordon J. Reykdal   Nancy Bland, CA
Chairman and Chief Executive Officer   Chief Financial Officer
November 24, 2010 Edmonton, Alberta, Canada

AUDITORS' REPORT

To the Shareholders of The Cash Store Financial Services Inc.

We have audited the consolidated balance sheets of The Cash Store Financial Services Inc. (the "Company") as at September 30, 2010 and June 30, 2009 and the consolidated statements of operations, retained earnings and cash flows for the fifteen months ended September 30, 2010 and the year ended June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2010 and June 30, 2009 and the results of its operations and its cash flows for the fifteen months ended September 30, 2010 and for the year ended June 30, 2009 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

November 24, 2010
Edmonton, Canada

Consolidated Statements Of Operations

(in thousands, except share and per share amounts)

	Fifteen months ended September 30 2010	Year ended June 30 2009
Revenue		
Brokerage	$ 171,612	$ 122,572
Other income	50,165	27,933
	221,777	150,505
Expenses		
Salaries and benefits	84,614	56,102
Selling, general and administrative - Note 7	33,809	26,715
Retention payments	28,167	17,988
Rent	18,553	11,943
Advertising and promotion	6,109	3,267
Provision for loan losses - Note 23	788	49
Amortization of capital assets	8,138	5,827
Amortization of intangible assets	923	185
Class action settlements - Note 13	2,915	6,910
	184,016	128,986
Income before income taxes	37,761	21,519
Provision for income taxes - Note 11		
Current	11,196	4,407
Future	101	2,465
	11,297	6,872
Net income and comprehensive income	$ 26,464	$ 14,647
Weighted average number of common shares outstanding - Note 17		
Basic	16,913,213	17,957,710
Diluted	17,522,246	18,039,976
Basic earnings per share		
Net income and comprehensive income	$ 1.56	$ 0.82
Diluted earnings per share		
Net income and comprehensive income	$ 1.51	$ 0.81

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Consolidated Statements Of Retained Earnings

(in thousands)

	Fifteen months ended September 30 2010	Year ended June 30 2009
Retained earnings, beginning of period	$ 20,978	$ 21,341
Dividends on common shares - Note 19	(9,120)	(5,312)
Shares repurchased - Note 16 (a)	(2,416)	(9,698)
Net income and comprehensive income for the period	26,464	14,647
Retained earnings, end of period	$ 35,906	$ 20,978

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands)

	September 30 2010	June 30 2009
Assets		
Cash and cash equivalents - Note 4	$ 19,639	$ 18,519
Other receivables - Note 5	9,940	2,601
Consumer loans receivable - Note 6	4,460	263
Prepaid expenses and other	2,437	1,497
Income taxes receivable	-	150
Current future income taxes - Note 11	614	1,622
	37,090	24,652
Long term receivable - Note 5	450	-
Deposits and other	382	481
Long term investments - Note 7	-	180
Future income taxes - Note 11	2,381	969
Capital assets - Note 8	24,986	14,429
Intangible assets - Note 9	10,648	8,531
Goodwill - Note 10	39,108	34,554
	$ 115,045	$ 83,796
Liabilities		
Accounts payable - Note 12	$ 17,027	$ 14,196
Income taxes payable	2,116	-
Current portion of deferred revenue - Note 14	1,277	133
Current portion of deferred lease inducements	427	260
Current portion of obligations under capital leases - Note 15	961	396
	21,808	14,985
Deferred revenue - Note 14	5,916	13
Deferred lease inducements	1,039	486
Obligations under capital leases - Note 15	991	1,029
Future income taxes - Note 11	1,936	1,431
	31,690	17,944
Shareholders' equity		
Share capital - Note 16	43,468	40,222
Contributed surplus - Note 18	3,981	4,652
Retained earnings	35,906	20,978
	83,355	65,852
	$ 115,045	$ 83,796

Commitments - Note 20
Contingencies - Note 21
Subsequent Event - Note 25

Approved by the Board:

Signed "Gordon J. Reykdal"   *Signed "J. Albert Mondor"*
Gordon J. Reykdal   J. Albert Mondor, FCA
Director   Director

See accompanying notes to consolidated financial statements.

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Consolidated Statements Of Cash Flows

(in thousands)

	Fifteen months ended September 30 2010	Year ended June 30 2009
Cash provided by (used in):		
Operating activities		
Net income	$ 26,464	$ 14,647
Items not affecting cash:		
Amortization of capital assets	8,138	5,827
Amortization of intangible assets	923	185
Provision for loan losses	788	49
Equity loss on investments - Note 7	540	-
Warrants to outside agents - Note 16 (c)	-	180
Stock-based compensation - Note 18	1,098	977
Future income taxes	101	2,465
	38,052	24,330
Change in non-cash operating items:		
Other receivables	(7,462)	3,534
Prepaid expenses, deposits and other	(841)	(272)
Income taxes receivable	150	(150)
Accounts payable and accrued liabilities	2,798	5,403
Income taxes payable	2,116	(923)
Deferred revenue	7,047	(114)
Deferred lease inducements	720	(116)
Cash generated by operating activities	42,580	31,692
Investing activities		
Change in consumer loans receivable	(4,985)	(294)
Business acquisitions - Note 3	(5,276)	(848)
Purchase of intangible assets	(2,648)	(3,161)
Purchase of capital assets	(17,976)	(3,113)
Purchase of long-term investment	(360)	-
Cash used by investing activities	(31,245)	(7,416)
Financing activities		
Repayment of obligations under capital leases	(156)	(247)
Dividends paid on common shares - Note 19	(9,120)	(5,312)
Issuance of common shares	2,397	268
Shares repurchased	(3,336)	(16,110)
Cash used by financing activities	(10,215)	(21,401)
Increase in cash and cash equivalents	1,120	2,875
Cash and cash equivalents, beginning of period	18,519	15,644
Cash and cash equivalents, end of period	$ 19,639	$ 18,519
Supplemental cash flow information:		
Interest paid	$ 210	$ 74
Interest received	8	367
Income taxes paid (inclusive of tax refunds)	$ 8,891	$ 5,729

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

Notes to Consolidated Financial Statements

For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009

NATURE OF BUSINESS

The Cash Store Financial Services Inc. (the "Company") operates under two branch banners: The Cash Store and Instaloans, who act as brokers to facilitate short-term advances and provide other financial services, including, but not limited to, direct lending and facilitating the opening of bank accounts to income-earning consumers. As at September 30, 2010, the Company operated 544 (June 30, 2009 – 424) branches.

Change in Fiscal Year

In 2010, the Company has changed its fiscal year end from June 30 to September 30. The fiscal year end change results in a 15 month reporting period from July 1, 2009 to September 30, 2010.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described in Note 27. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

(b) Use of Estimates

The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates made by management. The recoverable values of future income tax assets and liabilities, capital assets, goodwill and intangible assets, the estimated accrued liabilities related to the class action lawsuits, the allowance for doubtful amounts related to consumer loans, and the amortization periods of capital assets and intangible assets are the more significant items which reflect estimates in these consolidated financial statements.

(c) Retention Payments

The Company, through The Cash Store and Instaloans banners, acts as a broker on behalf of income earning consumers seeking short-term advances. Funding of most short-term advances is provided by independent third party lenders. The advances provided by the third party lenders are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly, they are not included on the Company's balance sheet.

To facilitate the short term advance business, the Company has entered into written agreements with third party lenders who are prepared to consider lending to the Company's customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided the Company has properly performed its duties under the terms of the agreements. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Retention Payments (continued)

The Company's Board of Directors regularly approves a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to the Company's customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third party lenders. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

(d) Revenue Recognition

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been received by the Company.

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan.

Revenue from the Company's cheque cashing, money order sales, money transfer, bill payment services and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by the Company has been received.

(e) Consumer Loans Receivable

Unsecured short-term and longer-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision.

(f) Provision for Loan Losses

Loans in default consist of short-term consumer loans originated by the Company which are past due. A provision for loan losses is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The estimated realizable amount is determined by discounting expected future cash flows associated with the consumer loan receivables at the original effective interest rate inherent in the loans. The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the loan is ultimately written off.

(g) Capital Assets

Capital assets are recorded at cost. Amortization is recorded using the rates and methods outlined in the table below.

	Rate	Method
Computer hardware	25%	Straight-line
Computer software	20%	Straight-line
Fixtures, furniture, and equipment	20%	Straight-line
Signs	20%	Straight-line
Buildings	4%	Straight-line
Vehicles	20%	Straight-line

Leasehold improvements are amortized based on the straight-line basis over the shorter of the lease term and the estimated useful life of the asset.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Cash and Cash Equivalents

Cash and cash equivalents are defined as cash and short term investments with maturity dates of less than 90 days.

(i) Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values.

Intangible assets with finite useful lives are amortized over their useful lives. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that such assets might be impaired.

The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Customer list, contracts and relationships	Straight-line – 3 years
Computer software	Straight-line – 5 years
Non-compete agreements	Term of the agreements
Favourable and unfavourable leases	Term of leases
Brand name	Indefinite life

(j) Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not amortized and is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price.

When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(k) Long-term Investment

The Company applies the equity method of accounting for its investments in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc. These investments are recorded at cost plus the Company's share of net income or loss to date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Deferred Lease Inducements

The Company has received various inducements to lease space for its branches. The inducements are amortized over the remaining terms of the respective leases and recorded as a reduction to rent expense.

(m) Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts. Obligations under capital leases are recorded as an asset with a corresponding liability. Asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations under capital leases are reduced by lease payments net of imputed interest. Operating lease expenses are recorded in selling, general, and administrative expenses.

(n) Deferred Revenue

The Company has entered into a long-term services contract for which the Company received advance payments. These advance payments are recorded as deferred revenue and recognized as revenue over the life of the contract.

(o) Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, other receivables, consumer loans receivables, accounts payable and accrued liabilities, all of which are short-term in nature and their fair value approximates their carrying value. The fair value of obligations under capital leases carrying amounts are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company's spread for credit risk at year-end for similar terms and types of debt arrangements.

(p) Income Taxes

Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any future tax assets if it is more likely than not that the asset will not be realized

59

(q) Stock Based Compensation

The Company has a stock based compensation plan, which is described in Note 16 (b). The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus associated with the exercised options, are credited to share capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r) Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised, and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(s) Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of a group of assets to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the group of assets. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not amortized while they are classified as held-for-sale.

NOTE 2 – CHANGES IN ACCOUNTING POLICIES AND PRACTICES

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 ("Section 3064") Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets. The Company has adopted this standard commencing July 1, 2009, and it has been applied retroactively resulting in $3,161 of net assets being reclassified from capital assets to intangible assets in the comparative June 30, 2009, balance sheet, as well as $40 of amortization being reclassified from amortization of capital assets to amortization of intangible assets for the year-ended June 30, 2009.

Business Combinations

60

In January 2009, the CICA issued Handbook Section 1582, "Business Combinations" which replaces the existing standard. This section establishes the standards for accounting for business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, restructuring charges will be expensed in the periods after the acquisition date, and non-controlling interests will be measured at their proportionate interest in the fair value of identifiable net assets or at fair value at date of acquisition. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011, and earlier adoption is permitted. The Company has adopted this standard effective July 1, 2009. The adoption of this standard did not have a significant impact on these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 2 – CHANGES IN ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, "Consolidated Financial Statements" which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than for non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011, and earlier adoption is permitted. The Company has adopted this standard effective July 1, 2009. The adoption of this standard did not have a significant impact on these consolidated financial statements.

Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, "Non-Controlling Interests" which establishes standards for accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section is effective for interim and annual financial statements beginning on January 1, 2011, and earlier adoption is permitted. The Company has adopted this standard effective July 1, 2009. The adoption of this standard did not have a significant impact on these consolidated financial statements.

Financial Instruments – Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement," to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments related to the application of the effective interest method apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009. There were no material impacts to the Company's financial position, net earnings or cash flows as a result of adopting these amendments.

The amendments relating to embedded prepayment options apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of this amendment.

Financial Instruments – Disclosures

In June 2009, the CICA amended Handbook Section 3862, "Financial Instruments – Disclosures", to enhance liquidity risk disclosure requirements and to include additional disclosure requirements about inputs to fair value measurements of financial instruments, including their measurement within a hierarchy that prioritizes the input to fair value measurement. These disclosures are presented in Note 23.

Equity

In August 2009, the CICA amended presentation requirements of Handbook Section 3251, "Equity", as a result of issuing Section 1602, "Non-Controlling Interests". The amendments apply only to entities that have adopted Section 1602. The adoption of the amendments to this standard did not have a significant impact on these consolidated financial statements.

Comprehensive Revaluation of Assets and Liabilities

In August 2009, the CICA amended Handbook Section 1625, "Comprehensive Revaluation of Assets and Liabilities" as a result of issuing Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-Controlling Interest" in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted provided that Section 1582 is also adopted. The Company has adopted this standard effective July 1, 2009. The adoption of this standard did not have a significant impact on these consolidated financial statements.

61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 2 – CHANGES IN ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, the entity was to adopt U.S. GAAP on or before this date. Should the Company decide to adopt IFRS, its first annual IFRS financial statements would be for the year ending September 30, 2012. Beginning with the three month period ending December 31, 2011, the Company would provide unaudited consolidated financial information in accordance with IFRS including comparative figures for the three month period ending December 31, 2010.

The Company has completed a gap analysis of the accounting and reporting differences under IFRS, Canadian GAAP, and U.S. GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. This analysis will, in part, determine whether the Company adopts IFRS or U.S. GAAP once Canadian GAAP ceases to exist. The Company is also closely monitoring standard setting activity and regulatory developments in Canada, the United States, and internationally that may affect the timing of its adoption of either IFRS or U.S. GAAP in future periods.

NOTE 3 – BUSINESS ACQUISITIONS

On September 1, 2009, the Company acquired all the business assets of Affordable Payday Loans (APL) representing eight branches in Ontario and two branches in Alberta for total cash consideration of $800. Affordable Payday Loans operated in the short-term advances industry.

On April 26, 2010, the Company acquired all the business assets of 101019134 Saskatchewan Ltd. (EZ Cash), representing 14 branches in Saskatchewan, for total cash consideration of $4,476. EZ Cash operated in the short-term advances industry.

The combined purchase price allocation for the fifteen months ended September 30, 2010, is detailed in the following table below.

Net assets acquired at assigned values

Capital assets	$	36
Customer contracts, relationships, lists and other		392
Goodwill		4,881
Accrued liabilities		(33)
	$	5,276

Included in goodwill acquired are the favorable market positions as well as the benefits of eliminating competition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 3 – BUSINESS ACQUISITIONS (CONTINUED)

Revenues and earnings since the acquisitions and pro-forma information if the acquisitions were completed as of July 1, 2009, which are as follows:

	September 30 2010		June 30 2009	
	As reported[1]	Pro forma[2]	As reported[1]	Pro forma[2]
Operating revenues	$ 221,777	$ 226,540	$ 150,505	$ 158,735
Net income	$ 26,464	$ 27,578	$ 14,647	$ 15,924
Net income per Common Share				
- Basic	$ 1.56	$ 1.63	$ 0.82	$ 0.89
- Diluted	$ 1.51	$ 1.59	$ 0.81	$ 0.88

[1] Operating revenues and net income for the fifteen months ended September 30, 2010, include $4,627 and $854, respectively, in respect of the acquisitions of APL and EZ Cash.

[2] Pro forma amounts for the fifteen months ended September 30, 2010, reflect APL and EZ Cash as if they were acquired on July 1, 2009. Pro forma amounts for the year ended June 30, 2009, reflect APL, EZ Cash, Continual Cash Ltd. and Consolidated Financial Corporation as if they were acquired on July 1, 2008. Continual Cash Ltd. was acquired July 15, 2008, and Consolidated Financial Corporation was acquired November 14, 2008. Their results of operations have been included in the Company's Consolidated Statements of Operations effective the same dates.

The acquisition costs related to the business acquisitions are not significant. Goodwill related to the business acquisitions are 75% tax deductible.

NOTE 4 – CASH AND CASH EQUIVALENTS

The significant components of cash and cash equivalents are as follows:

	September 30 2010	June 30 2009
Cash	$ 16,671	$ 13,769
Restricted cash	2,968	4,500
Cash equivalents	-	250
	$ 19,639	$ 18,519

Cash equivalents includes a short-term guaranteed investment certificate in the amount of $nil (June 30, 2009 – $250).

Restricted cash includes $2,968 in funds to facilitate claims related to the British Columbia class action lawsuit settlement (Note 13 (b)). At June 30, 2009, restricted cash included $1,500 in funds to facilitate claims related to the Ontario class action lawsuit settlement and $3,000 in externally restricted cash related to a standby letter of credit in the same amount. The standby letter of credit was issued pursuant to provisions of an agreement with DirectCash ATM Processing Partnership, our debit and credit card service provider, which was required to satisfy timing differences in cash settlements.

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NOTE 5 – OTHER RECEIVABLES

	September 30 2010	June 30 2009
Mortgages receivable (net of allowance)	$ -	$ 292
Due from investee corporations	492	1
Due from suppliers	7,223	1,643
Other	2,675	665
	$ 10,390	$ 2,601

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 5 – OTHER RECEIVABLES (CONTINUED)

Due from Suppliers

Due from suppliers includes $7,223 (June 30, 2009 – $1,643) of short term receivables from our main suppliers of bank accounts, debit and prepaid mastercard and insurance products that have occurred in the normal course of business.

Other

Other receivables include amounts receivable in the normal course of business. Included in Other is a long-term receivable in the amount of $450 (June 30, 2009 – $nil).

NOTE 6 – CONSUMER LOANS RECEIVABLE

	September 30 2010	June 30, 2009
Short-term advances receivable	$ 3,644	$ -
Term loans receivable	1,327	312
Allowance for doubtful accounts	(511)	(49)
	$ 4,460	$ 263

NOTE 7 – LONG-TERM INVESTMENTS

(a) The Cash Store Australia Holdings Inc.

The Company owns 3,000,000 shares, or approximately 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc. (AUC) at a share price of $0.06 per share. The carrying amount of this investment is $nil (June 30, 2009 - $180). Of the 3,000,000 common shares, 1,350,000 common shares are subject to escrow provisions that prevent the Company from selling these shares until the following dates:

Date	Percentage	Common Shares
March 8, 2011	15%	450,000
September 8, 2011	15%	450,000
March 8, 2012	15%	450,000
	45%	1,350,000

Included in selling, general, and administrative expenses is a loss of $180 (for the year June 30, 2009 - $nil).

(b) RTF Financial Holdings Inc.

The Company owns 6,000,000 shares, or approximately 15.7%, of RTF Financial Holdings Inc. (RTF) at a share price of $0.06 per share, for a total cost of $360. The carrying amount of this investment is $nil (June 30, 2009 - $nil).

Included in selling, general, and administrative expenses is a loss of $360 (for the year ended June 30, 2009 - $nil).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 8 – CAPITAL ASSETS

| | September 30 2010 | | |
	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 5,538	$ 2,949	$ 2,589
Computer software	242	230	12
Fixtures, furniture and equipment	11,578	5,475	6,103
Leasehold improvements	27,359	13,509	13,850
Signs	6,014	3,821	2,193
Buildings	132	15	117
Vehicle	75	4	71
Land	51	-	51
	$ 50,989	$ 26,003	$ 24,986

| | June 30 2009 | | |
	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 4,109	$ 1,715	$ 2,394
Computer software	139	21	118
Fixtures, furniture and equipment	7,021	4,175	2,846
Leasehold improvements	17,039	9,737	7,302
Signs	4,454	2,894	1,560
Buildings	132	8	124
Vehicle	36	2	34
Land	51	-	51
	$ 32,981	$ 18,552	$ 14,429

Amortization expense for the fifteen months ended September 30, 2010 includes a loss on disposition of capital assets of $61 (June 30, 2009 - $191).

Assets under capital lease included below:

| | September 30 2010 | | |
	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 2,050	$ 1,064	$ 986
Fixtures, furniture and equipment	903	587	316
Leasehold improvements	7	7	-
Signs	108	108	-
	$ 3,068	$ 1,766	$ 1,302

| | June 30 2009 | | |
	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 1,696	$ 280	$ 1,416
Fixtures, furniture and equipment	574	537	37
Leasehold improvements	7	7	-
Signs	108	108	-
	$ 2,385	$ 932	$ 1,453

Amortization of capital assets for the fifteen months ended September 30, 2010, includes $821 (June 30, 2009 - $346) relating to assets under capital leases.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 8 – CAPITAL ASSETS (CONTINUED)

During the fifteen months ended September 30, 2010, additions to capital assets included $683 (June 30, 2009 - $1,628) of assets that were acquired by means of capital lease and $47 (June 30, 2009 - $36) of assets that were acquired by way of vehicle financing.

NOTE 9 – INTANGIBLE ASSETS

	September 30 2010		
	Cost	Accumulated Amortization	Net Book Value
Customer contracts, relationships, lists and other	$ 766	$ 750	$ 16
Non-compete agreements	599	220	379
Favourable and unfavourable leases	94	92	2
Computer software	5,832	881	4,951
Brand name	5,300	-	5,300
	$ 12,591	$ 1,943	$ 10,648

	June 30 2009		
	Cost	Accumulated Amortization	Net Book Value
Customer contracts, relationships, lists and other	$ 717	$ 706	$ 11
Non-compete agreements	269	210	59
Favourable and unfavourable leases	89	89	-
Computer software	3,600	439	3,161
Brand name	5,300	-	5,300
	$ 9,975	$ 1,444	$ 8,531

During the fifteen months ended September 30, 2010, the Company acquired $330 in non-compete agreements (June 30, 2009 - $60) and $16 in customer lists (June 30, 2009 - $10).

Included in computer software are assets under development with a cost of $3,274 (June 30, 2009 - $2,730). These assets have not been amortized in the fifteen months ended September 30, 2010.

NOTE 10 – GOODWILL

	September 30 2010	June 30 2009
Balance, beginning of period	$ 34,554	$ 33,986
Goodwill acquired	4,881	568
Disposal of goodwill	(327)	-
Balance, end of period	$ 39,108	$ 34,554

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 11 – INCOME TAXES

(a) Provision for Income Taxes

The income tax provision differs from the amount that would be computed by applying the federal and provincial statutory income tax rates of 29.1% (June 30, 2009 – 31.3%) to income as a result of the following:

	September 30, 2010	June 30 2009
Income before income taxes	$ 37,761	$ 21,519
Computed tax expense at statutory income tax rates	$ 11,011	$ 6,744
Change in enacted tax rates	(1)	1
Stock-based compensation	319	306
Permanent differences and other	(32)	(179)
Total income tax provision	$ 11,297	$ 6,872

(b) Future Income Taxes

The tax effects that give rise to significant portions of the future income tax assets and liabilities are presented below:

	September 30 2010	June 30 2009
Future income tax assets:		
Current:		
Accrued liability for class action settlements and other temporary differences	$ 614	$ 1,622
Non-Current:		
Losses availabe to be carried forward	-	67
Capital, intangible assets and goodwill - differences between net book value and undepreciated capital cost	192	563
Deferred lease inducements - differences between book value and tax value	381	227
Future tax benefit of share issue costs (netted against share issue costs)	-	112
Deferred revenue	1,808	-
	$ 2,381	$ 969
Future income tax liabilities:		
Capital, intangible assets and goodwill - differences between net book value and undepreciated capital cost	$ (1,936)	$ (1,431)

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon management assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the future tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

As at September 30, 2010, the Company had no unused non-capital tax loss carry forwards available to reduce taxable income in future years.

NOTE 12 – ACCOUNTS PAYABLE

	September 30 2010	June 30 2009
Trade accounts payable and accrued liabilities	$ 5,733	$ 3,587
Class action settlements Note 13 (a), (b), (c), and (d)	2,153	6,169
Accrued salaries and benefits	2,725	3,458
Amounts due to third party lenders	5,647	939
Other	769	43
	$ 17,027	$ 14,196

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 12 – ACCOUNTS PAYABLE (CONTINUED)

The amounts due to third party lenders reflects funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, including any paid retention payments, as well as loan repayment and interest amounts collected from customers. Amounts due to third party lenders are non-interest bearing, unsecured and have no specified repayment terms.

NOTE 13 – CLASS ACTION SETTLEMENTS

(a) Ontario and the rest of Canada with the exception of British Columbia and Alberta

On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc., by Thompson McCutcheon (the "Plaintiff"), a customer. The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (the "Class Proceeding Act"), as amended, certifying the action as a class proceeding and appointing him as the representative of the class. The Plaintiff asserted that the defendants were in breach of the Criminal Code of Canada and the Fair Trading Act as the aggregate of all charges, including interest, broker fees and card fees, was in excess of those allowed by law. The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest and/or at an excessive rate, as well as damages, costs and interest.

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between the Company and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the settlement, the Company is to pay to the class a minimum of $750 and a maximum of $1,500 in cash and a minimum of $750 and a maximum of $1,500 in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a total provision of $2,010 has been recorded to cover the estimated costs of the settlement, including legal fees and other costs. During the year ended June 30, 2009, the Company paid the legal fees and costs of the class. On August 6, 2009, the claims process was concluded and we issued $750 in vouchers and $750 in cheques to the class members as full and final satisfaction of all claims. As at September 30, 2010, the remaining accrual is $52.

(b) British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all Payday Loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers' third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005, collectively, the "Related Actions".

On May 12, 2009, The Company settled the British Columbia Related Actions in principle. The settlement has been approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 13 – CLASS ACTION SETTLEMENTS (CONTINUED)

(b) British Columbia (continued)

advanced funds under a loan agreement and who repaid the Payday Loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company's estimate of the rate of take-up of the available cash and credit vouchers, an expense of $7,715 to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund. It is possible that additional settlement costs could be required. As at September 30, 2010, the remaining accrual is $2,001.

(c) Alberta

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard. On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers' third-party lenders, directors and officers added to the Claim.

We believe that we conduct our business in accordance with applicable laws and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable at this time.

(d) Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen's Bench by Scott Meeking against The Cash Store, Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from The Cash Store or Instaloans. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

We believe that we conduct our business in accordance within applicable laws and are defending the action vigorously. Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action, as approved by the Ontario Superior Court of Justice and the action may not be maintained in its present form. However, the likelihood of loss, if any, is not determinable. Accordingly, no provision has been made for this action in the accounts.

69

NOTE 14 – DEFERRED REVENUE

	September 30 2010	June 30 2009
Current	$ 1,277	$ 133
Long-term	5,916	13
	$ 7,193	$ 146

On September 1, 2010, the Company entered into an agreement with Ria Financial Services, a division of Euronet Worldwide Inc. (NASDAQ: EEFT), to supply money transfer services across the Company's network of Cash Store and Instaloans branches in Canada.

The Company received a $7,000 signing bonus, which will be recognized into revenue over the next seven years, which is the length of the agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 15 – OBLIGATIONS UNDER CAPITAL LEASES

The Company has financed certain office furniture, equipment, and printers by entering into capital leasing and financing arrangements.

	September 30 2010		
	Aggregate Due	Less Imputed Interest	Net
Various leases - repayable in monthly instalments totalling $59 including imputed interest ranging from nil - 19.8%; due to mature between 2010 - 2014; secured by leased assets with an aggregate carrying amount of $1,302. Included in leases is a one time payment of $368 due in 2011.	$ 2,167	$ 215	$ 1,952
Less current portion	1,081	120	961
	$ 1,086	$ 95	$ 991

	June 30 2009		
	Aggregate Due	Less Imputed Interest	Net
Various leases - repayable in monthly instalments totalling $42 including imputed interest ranging from nil - 9.0%; due to mature between 2010 - 2013; secured by leased assets with an aggregate carrying amount of $1,453.	$ 1,640	$ 215	$ 1,425
Less current portion	500	104	396
	$ 1,140	$ 111	$ 1,029

The capital lease repayments are due as follows:

	Aggregate Due	Less Imputed Interest	Net
2011	$ 1,081	$ 120	$ 961
2012	640	66	574
2013	323	24	299
2014	123	5	118
	$ 2,167	$ 215	$ 1,952

During the fifteen months ended September 30, 2010, the Company incurred interest charges related to capital leases in the amount of $179 (June 30, 2009 - $76). These have been included in selling, general, and administrative expenses.

NOTE 16 – SHARE CAPITAL

(a) Issued share capital

	September 30 2010		June 30 2009	
	Number of Shares	Amount	Number of Shares	Amount
Authorized:				
Unlimited common shares with no par value				
Issued:				
Balance, beginning of year	16,959,492	$ 40,222	19,540,002	$ 46,085
Transfer from contributed surplus for stock options exercised - Note 18	-	1,769	-	281
Options exercised	514,034	2,397	137,960	268
Shares repurchased	(387,799)	(920)	(2,718,470)	(6,412)
Balance, end of period	17,085,727	$ 43,468	16,959,492	$ 40,222

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 16 – SHARE CAPITAL (CONTINUED)

(a) Issued share capital (continued)

On June 30, 2009, the Company announced its intention to make a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, certain of its outstanding common shares. The Company has purchased and subsequently cancelled 387,799 common shares (June 30, 2009 – 1,218,470 common shares) at a cost of $3,336 for the fifteen months ended September 30, 2010 (June 30, 2009 - $7,110).

On November 5, 2008, the Company announced its intention to make a substantial issuer bid to purchase and cancel by way of a "Dutch Auction", through the facilities of the Toronto Stock Exchange, up to $9,000 of its outstanding common shares from its shareholders. The Company purchased and subsequently cancelled 1,500,000 common shares at a cost of $9,000 for the year ended June 30, 2009.

(b) Options to Employees and Directors

The Company has an incentive stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors. All stock options must be exercised over specified periods not to exceed five years from the date granted.

	September 30 2010		June 30 2009	
	Total Options for Shares	**Weighted Average Price**	Total Options for Shares	Weighted Average Price
Outstanding, beginning of period	1,128,356	$ 4.72	1,089,000	$ 4.35
Granted	460,000	12.18	305,000	5.91
Exercised	(514,034)	4.66	(137,960)	1.94
Forfeited	(55,000)	5.69	(127,684)	7.43
Outstanding, end of period	1,019,322	8.07	1,128,356	4.72
Exercisable, end of period	321,644	$ 5.00	466,365	$ 4.75

At September 30, 2010, the range of exercise prices, the weighted average exercise price, and weighted average remaining contractual life are as follows:

Fiscal Year Granted	Number Outstanding	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable
2006	40,000	5 mos.	$ 5.36	40,000
2007	25,000	10 mos.	5.51	25,000
2008	324,321	26 mos.	3.87	164,979
2009	190,000	42 mos.	6.39	76,665
2010	440,001	52 mos.	8.49	15,000
	1,019,322	39 mos.	$ 5.00	321,644

The fair value of common share options is estimated at the grant date using the Black-Scholes option pricing model based on the following weighted average assumptions:

	September 30 2010	June 30 2009
Risk free interest rate	1.7%	2.8%
Expected life (years)	3	5
Expected volatility	52.8%	59.6%
Expected dividends	3.4%	4.5%

The weighted average grant-date fair value of options granted was estimated at $3.46 (June 30, 2009 - $2.42) per option.

The Company is authorized to issue 1,025,614 equity share options under its existing stock option plan.

71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 16 – SHARE CAPITAL (CONTINUED)

(c) Warrants to outside agents

	September 30 2010		June 30 2009	
	Number of Warrants	**Weighted Average Exercise Price**	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of period	**150,000**	**$ 7.80**	nil	$ nil
Issued	**nil**	**nil**	150,000	7.80
Exercised	**nil**	**nil**	nil	nil
Expired	**nil**	**nil**	nil	nil
Balance, end of period	**150,000**	**$ 7.80**	150,000	$ 7.80
Exercisable for shares, end of period	**150,000**	**$ 7.80**	150,000	$ 7.80

On May 14, 2009, the Company entered into an agreement for the exclusive financing services of a financing agent. In consideration of providing these financial advisory and agency services, non-transferrable warrants up to a total of 150,000 common shares in the Company at a strike price of $7.80 per share with an expiry on May 14, 2011, were issued.

The fair value of the financing agent warrants issued was $180 for the year ended June 30, 2009. The fair value of the warrants was estimated on the date of issuance using the Black-Scholes option pricing model using the following assumptions:

	September 30 2010	June 30 2009
Risk free interest rate	-	1.3%
Expected life (years)	-	2
Expected volatility	-	57.7%
Expected dividends	-	4.1%

The weighted average grant-date fair value of options granted was estimated in 2009 at $1.80.

NOTE 17 – PER SHARE AMOUNTS

Basic net income per common share is calculated by dividing net income attributable to common shares by the total weighted average common shares outstanding during the period. Diluted net income per common share is calculated to give effect to share option awards and warrants.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to common shares equaled diluted income attributable to common shares for all periods presented.

	September 30 2010	June 30 2009
Basic total weighted average common shares outstanding	16,913,213	17,957,710
Effect of dilutive securities		
Share option awards	459,033	62,951
Warrants	150,000	19,315
Diluted total weighted average common shares outstanding	17,522,246	18,039,976

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 18 – CONTRIBUTED SURPLUS

For stock options granted to certain employees, officers and directors after July 1, 2002, the Company records compensation expense using the fair value method. Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense, which has been recorded in selling, general, and administrative expenses, with a corresponding increase to contributed surplus. When options are exercised, the fair-value amount in contributed surplus is credited to share capital.

	September 30 2010	June 30 2009
Balance at beginning of period	$ 4,652	$ 3,776
Stock options exercised	(1,769)	(281)
Agency warrants on proposed financing - Note 16 (c)	-	180
Stock-based compensation expense	1,098	977
	$ 3,981	$ 4,652

NOTE 19 – DIVIDENDS

	September 30 2010			June 30 2009		
	Declared effective	Paid to shareholders	Total	Declared effective	Paid to shareholders	Total
Dividend per Common Share						
*Dividend $0.14 (2009 - $nil)	September 9, 2009	September 24, 2009	$ 2,342	N/A	N/A	$ -
Dividend $0.10 (2009 - $0.065)	October 28, 2009	November 26, 2009	1,676	November 12, 2008	November 27, 2008	3,110
Dividend $0.10 (2009 - $0.065)	February 10, 2010	February 25, 2010	1,694	February 3, 2009	February 18, 2009	1,101
Dividend $0.10 (2009 - $0.065)	May 11, 2010	May 26, 2010	1,701	May 5, 2010	May 20, 2010	1,101
Dividend $0.10 (2009 - $nil)	August 11, 2010	August 26, 2010	1,707	N/A	N/A	-
			$ 9,120			$ 5,312

* Two dividends per common share were declared. One was a quarterly cash dividend of $0.065 and the second dividend was a special cash dividend of $0.075.

The Company's current dividend policy is to declare and pay quarterly cash dividends at the discretion of the Board of Directors, as circumstances permit, in an aggregate annual amount equal to approximately 30% of the prior year's net income. The Company's dividend policy and practice will be reviewed from time to time in the context of the Company's earnings, financial condition, the need to retain earnings to fund future growth of our business and other relevant factors, and the declaration of a dividend will always be at the discretion of the Board of Directors.

NOTE 20 – COMMITMENTS

(a) Lease Commitments

The Company is committed to future minimum annual operating lease payments for office and branch premises, which expire through 2020.

	Aggregate Lease Payments
2011	$ 17,443
2012	15,908
2013	12,787
2014	9,570
2015	5,037
Thereafter	722
	$ 61,467

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 20 – COMMITMENTS (CONTINUED)

(b) New Branch Openings and Additional Lease Commitments

Subsequent to the year-end, the Company has committed to leases for six additional Cash Store and Instaloans locations. The additional minimum annual lease payments required for the next five years, including these six leases and thereafter are as follows:

	Additional Lease Payments	Aggregate Lease Payments
2011	$ 158	$ 17,601
2012	219	16,127
2013	225	13,012
2014	226	9,796
2015	233	5,270
Thereafter	48	770
	$ 1,109	$ 62,576

NOTE 21 – CONTINGENCIESS

(a) Legal Proceedings

The Company has been served in prior fiscal periods with Statements of Claim issued in Alberta alleging that the Company is in breach of s. 347 of the Criminal Code (the interest rate provision) and certain provincial consumer protection statutes. One of the claims is in respect of payday loans and the certification motion has been pending since fiscal 2006. The other Alberta claim is in respect of title loans and the certification application has not yet been heard. The Company believes that it conducts its business in accordance with applicable law and is defending each of the actions vigorously. However, the likelihood of loss if any is not determinable. Accordingly, no provision has been made for these actions in the accounts.

The Company is also involved in other claims related to the normal course of operations. Management believes that it has adequately provided for these claims.

(b) Branch Operations

The Company acts as a broker on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by independent third party lenders. The Company has entered into written business arrangements with a number of third party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the subsidiaries. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the subsidiaries may be liable to the lenders for losses they have incurred. The Company's contingent risk is the balance of the third party lenders loan portfolio which totalled approximately $109,082 as at September 30, 2010 (June 30, 2009 - $79,000).

To date, no claims have been made by the third party lenders and no payments have been made or accrued by the subsidiaries pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 22 – RELATED PARTY TRANSACTIONS

(a) The Cash Store Australia Holdings Inc.

The Company provided administrative services to The Cash Store Australia Holdings Inc. The Company entered into an interim services agreement with AUC to provide ongoing services such as financial and accounting support, contracts administrative services, and the use of the Company's information technology and telecommunication systems. Included in selling, general, and administrative expenses is a recovery of $362 (June 30, 2009 - $82) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

The Company has a $7 (June 30, 2009 - $1) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. The receivable was repaid subsequent to year-end.

(b) RTF Financial Holdings Inc.

The Company provided administrative services to RTF Financial Holdings Inc. The Company entered into an interim services agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. Included in selling, general, and administrative expenses is a recovery of $120 (June 30, 2009 - $nil) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

The Company has a $485 (June 30, 2009 - $nil) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. The receivable was repaid subsequent to year-end.

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Classification of Financial Instruments

The Company has made the following classifications: cash and cash equivalents as held-for-trading, other receivables and consumer loans receivable as loans and receivables, and accounts payable and obligations under capital leases as other financial liabilities.

(b) Fair Values

The fair values of financial instruments are determined with respect to the hierarchy that prioritizes the input to fair value measurement described in Note 2. In the absence of an active market, the Company determines fair value by using valuation techniques that refer to observable market data or estimated market prices. Fair values are inherently judgmental, thus the estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The carrying value of other receivables, consumer loans receivable, accounts payable and accrued liabilities approximate their fair values due to the relatively short-term nature of these balances. The carrying amounts of obligations under capital leases are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company's spread for credit risk at year-end for similar terms and types of arrangements.

75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

(b) Fair Values (continued)

The hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy based on the reliability of inputs are as follows:

Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – inputs used in a valuation technique are not based on observable market data in determining fair values of these instruments.

The Company has segregated all financial assets and liabilities that are measured at fair value into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. Cash and cash equivalents are the only financial instruments valued using Level 1 inputs (quoted market prices). There were no financial instruments categorized in Level 2 (valuation techniques using observable market inputs) and Level 3 (valuation techniques using non-observable market inputs) as at September 30, 2010.

(c) Risk Management

The Company is exposed to a number of financial risks in the normal course of its business operations, including market risks resulting from fluctuations in interest rates, as well as credit and liquidity risks. The nature of the financial risks and the Company's strategy for managing these risks has not changed significantly from the prior period.

Market risk is the risk of loss that results from changes in market factors such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company's financial assets and liabilities held, non-trading physical assets, and contract portfolios.

Overall, the Company's Board of Directors has responsibility for the establishment and approval of the Company's risk management policies. To manage the exposure to changes in market risk, management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company's operating activities. The following summarizes the types of market price risks to which the Company is exposed, and the risk management instruments applied to mitigate them. The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts. The Company does not currently use derivative financial instruments to manage its market risks and does not hold or issue derivative financial instruments for trading or speculative purposes.

(i) Currency Risk

The Company is not significantly exposed to currency risk as the majority of operations are in Canada with no significant transactions being entered into in a foreign denominated currency.

(ii) Interest Rate Risk

The Company does not have any variable interest bearing obligations; therefore, the Company's exposure to interest rate fluctuations relative to financial instruments is minimal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

(c) Risk Management (continued)

(iii) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash and cash equivalents, other receivables, consumer loans receivable, and long-term receivable. The maximum amount of credit risk exposure is limited to the carrying amount of the balances disclosed in these financial statements.

The best representation of the Company's maximum exposure (excluding tax effects) to credit risk, which is a worst case scenario and does not reflect results expected by the Company, is as set out in the following table:

	September 30 2010	June 30 2009
Cash and cash equivalents	$ 19,639	$ 18,519
Other receivables	9,940	2,601
Consumer loans receivable - Note 6	4,460	263
Long-term receivable	450	-
	$ 34,489	$ 21,383

Cash and cash equivalents: Credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with reputable Canadian financial institutions that have been accorded strong investment grade ratings by a primary rating agency.

Other receivables: Other receivables includes amounts owing to the Company from various parties. Included within other receivables are amounts of $7,223 owed by two different parties and as such, these balances represent a concentration of credit risk to the Company. For such parties, the Company trades with entities that are assessed as being credit worthy and the Company maintains an ongoing review of their credit status. The balance of other receivables is owed by a large number of parties that individually owe amounts to the Company that are not significant in value as at September 30, 2010.

Consumer loans receivable: The Company also directly lends to its customers and has no significant concentration of credit risk with any particular individual related to short-term advances.

Credit risk relates to the possibility of default of payment on the Company's consumer loans receivable. The Company performs on-going credit evaluations, and reviews the aging of the receivable, payment history and other factors, and it establishes a provision for loan losses when it is determined that a loan is impaired.

The following table presents an analysis of the age of consumer loans receivable as of September 30, 2010.

	September 30 2010	June 30 2009
Consumer loans receivable, net of allowance for doubtful accounts		
Current	$ 3,410	$ 211
1-30 days past due date	992	22
31-60 days past due date	306	10
61-90 days past due date	119	11
Greater than 90 days past due date	144	58
Consumer loans receivable	4,971	312
Allowance for doubtful accounts	(511)	(49)
	$ 4,460	$ 263

The Company makes significant estimates in respect of the allowance for doubtful accounts. Historical information is considered when determining whether past-due accounts should be provided for and the same factors are considered when determining whether to write off amounts charged to the allowance against the consumer loans receivable. No consumer loans receivable are written off directly to the provision for loan losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 23 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

(c) Risk Management (continued)

(iii) Credit Risk (continued)

The following table presents a summary of the activity related to the Company's allowance for doubtful accounts.

	September 30 2010	June 30 2009
Balance, beginning of period	$ 49	$ -
Provisions made during the period	788	49
Write-offs during the period	(326)	-
Balance, end of period	$ 511	$ 49

The gross amount of impaired loans is $511 against which a provision of $511 is recorded against.

(iv) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company's customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company's principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The maximum exposures to liquidity risk are represented by the carrying amount of accounts payable and accrued liabilities, and obligations under capital leases, which is approximately $18,979. This amount is made up of the following:

	Carrying Amount	Contractual Cash Flows	Less Than 1 Year	1-3 Years
Accounts payable and accrued liabilities	$ 17,027	$ 17,027	$ 17,027	$ -
Obligations under capital leases (including interest)	1,952	2,167	1,081	1,086
	$ 18,979	$ 19,194	$ 18,108	$ 1,086

NOTE 24 – MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to provide a return to its shareholders by fairly pricing its services with the associated level of risk while being able to sufficiently fund future growth initiatives. The Company defines capital that it manages as the aggregate of its shareholders' equity, which is comprised of share capital, contributed surplus and retained earnings.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestures, as well as capital and operating budgets.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it based on economic or regulatory changes. In order to maintain or modify the capital structure, the Company may seek additional sources of capital. The Company has limited reliance on debt facilities and is not subject to any restrictive covenants.

The Company's capital management objectives, policies and procedures were unchanged since the prior year-end.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 25 – SUBSEQUENT EVENT

On November 24, 2010, the Company declared a quarterly dividend of $0.10 per common share. The dividend is payable on December 21, 2010, to shareholders of record on December 6, 2010.

NOTE 26 – COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

NOTE 27 – U.S. GAAP RECONCILIATION

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which conforms from a recognition and measurement perspective in all material aspects applicable to the Company with U.S. GAAP for the periods presented. Presentation differences and additional disclosures required under U.S. GAAP are as follows:

(A) Consolidated Statements of Cash Flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operating activities before changes in non-cash operating items in the consolidated statements of cash flows. U.S. GAAP does not permit this subtotal to be included in the consolidated statements of cash flows.

(B) Long- Term Investments

U.S. GAAP requires the Company to disclose the aggregate quoted market value of long-term investments, which is not required under Canadian GAAP.

(a) The Cash Store Australia Holdings Inc.

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. The aggregate quoted market value of this investment is $8,250.

(b) RTF Financial Holdings Inc.

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. No aggregate quoted marked value of the investment exists as RTF is not publicly traded.

(C) Intangible Assets

The estimated aggregate annual amortization expense for the next five years for intangible assets subject to amortization is as follows:

Fiscal year ending September 30	2011	2012	2013	2014	2015
Amortization expense for intangible assets	$1,070	$1,070	$1,070	$1,070	$1,068

79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 27 – U.S. GAAP RECONCILIATION (CONTINUED)

(D) Income Taxes

Under Canadian GAAP, the tax effects of temporary differences are referred to as future income taxes. Under U.S. GAAP, the tax effects of temporary differences are referred to as deferred income taxes.

The Company currently does not have any unrecognized tax benefits. The Company's tax positions for 2006 to present in Canada remain subject to examination by tax authorities.

(E) Accounts Payable and Accrued Liabilities

U.S GAAP requires the Company to disclose components of accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in trade accounts payable and accrued liabilities as at September 30, 2010, were $2,678 (June 30, 2009 - $1,290).

(F) Stock Based Compensation

U.S. GAAP requires the Company to disclose nonvested share options, which is not required under Canadian GAAP. A summary of the status of the Company's nonvested share options as of September 30, 2010, and the changes during the fifteen months ended September 30, 2010, is presented below:

	September 30 2010		June 30 2009	
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Nonvested, beginning of period	661,991	$ 4.70	914,001	$ 4.21
Granted	460,000	12.18	230,000	6.39
Vested	(374,313)	4.85	(436,344)	4.64
Forfeited	(50,000)	5.71	(45,666)	4.09
Nonvested, end of period	697,678	$ 9.48	661,991	$ 4.70

The total intrinsic value of options exercised during the fifteen months ended September 30, 2010, was $3,610 (June 30, 2009 - $567). The total fair value of options that vested during the fifteen months ended September 30, 2010, was $996 (June 30, 2009 - $1,562).

As at September 30, 2010, and June 30, 2009, the aggregate intrinsic value of options outstanding was $7,635 and $4,409, respectively, while the aggregate intrinsic value of the options that are currently exercisable was $3,322 and $1,808, respectively.

As at September 30, 2010, there was $1,447 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 2.2 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 27 – U.S. GAAP RECONCILIATION (CONTINUED)

(G) Financial Instruments

Valuation Techniques:

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments:

	September 30 2010		June 30 2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets				
Cash and cash equivalents	$ 19,639	$ 19,639	$ 18,519	$ 18,519
Other receivables	9,940	9,940	2,601	2,601
Consumer loans receivable	4,460	4,460	263	263
Long term receivable	450	450	-	-
Financial Liabilities				
Accounts payable	17,027	17,027	14,196	14,196
Obligations under capital leases	$ 1,952	$ 1,952	$ 1,425	$ 1,425

(H) Recent United States Accounting Pronouncements

Effective July 1, 2009, the Company adopted ASC Subtopic 820-20 (formerly FSP FAS 157-2 "Effective Date of FASB Statement No. 157"), which delayed the effective date of ASC 820 for non-financial assets or liabilities that are not required or permitted to be measured at fair value on a recurring basis to fiscal 2010. The adoption of this Subtopic did not have a material impact on the Company's consolidated financial statements.

Effective July 1, 2009, the Company prospectively adopted ASC Subtopic 350-30 (formerly FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets"). The adoption of this Subtopic did not have a material impact on the Company's consolidated financial statements.

Effective July 1, 2009, the Company adopted the provisions of ASC paragraph 825-10-65-1 (formerly FSP FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments"), which increases the frequency of fair value disclosures. Financial instruments measured at fair value as at September 30, 2010, include cash and cash equivalents, which is classified as Level 1 in the fair value hierarchy.

Effective January 1, 2010, the Company adopted ASU No. 2010-06, "Improving Disclosures About Fair Value Measurements". The ASU amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation.

Effective July 1, 2009, the Company adopted the FASB Accounting Standards Codification (ASC) (formerly issued as SFAS No. 168, "The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162"). The adoption of the ASC changed the Company's references to U.S. GAAP accounting standards but did not have a material impact on the Company's consolidated financial statements.

The Company adopted prospectively the provisions outlined in FASB ASC Topic 805 "Business Combinations" (formerly SFAS No. 141R, "Business Combinations") for all business combinations with an acquisition date on or after July 1, 2009. The adoption of the provisions of ASC Topic 805 did not have a material impact on the Company's consolidated financial statements.

Effective July 1, 2009, the Company adopted EITF 08-6 "Equity Method Investment Accounting Considerations (included in ASC Subtopic 323-10)." EITF 08-6 applies to all investments accounted for under the equity method and clarifies the accounting for certain transactions and impairment considerations involving those investments. This section is effective for interim and annual financial statements beginning on or after December 15, 2008. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fifteen months ended September 30, 2010, and for the year ended June 30, 2009
(in thousands except share and per share amounts)

NOTE 27 – U.S. GAAP RECONCILIATION (CONTINUED)

(H) Recent United States Accounting Pronouncements (continued)

The Company adopted prospectively the provisions outlined in FASB ASC 160 "Non-controlling Interest in Consolidated Financial Statements." ASC 160 aligns the reporting of non-controlling interests in subsidiaries with the requirements of IAS 27. This statement provides similar guidance for accounting for changes in a parent's ownership interest and deconsolidation of a subsidiary. This standard is effective for interim and annual reporting periods beginning on or after December 15, 2008. The adoption of the provisions of ASC Topic 160 did not have a material impact on the Company's consolidated financial statements.

Effective July 1, 2009, the Company adopted ASC Topic 820 "Measuring Liabilities at Fair Value". This update addresses practice difficulties caused by tension between fair-value measurements based on the price that would be paid to transfer a liability to a new obligor and contractual or legal requirements that prevent such transfers from taking place. This standard is effective for interim and annual reporting periods beginning on or after August 27, 2009. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

(I) Recent United States Accounting Pronouncements Not Yet Adopted

In 2010, FASB amended ASC Topic 310 "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." The ASC significantly expands existing disclosures about the credit quality of financing receivables and their allowance for credit losses. The ASC affects all entities with financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost of fair value. This section is effective for interim and annual reporting periods ending on or after December 15, 2010. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

In 2010, FASB amended EITF 09-J "Effect of Denominating the Exercise Price of a Share-Based Award in the Currency of the Market in Which the Underlying Equity Security Trades". The task force reached a consensus that an employee share-based payment with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trade should be considered an equity classified award assuming all other criteria for equity classification are met. This section is effective for interim and annual reporting periods ending on or after December 15, 2010. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

Corporate Governance

The values that guide our day-to-day operations are also reflected in the guidance we receive from our Board of Directors, which embraces the principle that strong corporate governance works in the best interest of Cash Store Financial and its shareholders. Cash Store Financial believes that effective corporate governance practices are fundamental to the overall success of a Company.

Our Corporate Governance practices reflect our commitment to openness and accountability. Cash Store Financial is committed to full compliance with applicable corporate governance requirements and seeks to continuously improve its corporate governance standards.

Each Director is expected to attend all regularly scheduled meetings and all of the Committees on which they serve. To prepare for meetings, members of the Board are expected to review the materials that are sent to each Director in advance of those meetings. Each Director must act honestly and in good faith with a view to the best interests of Cash Store Financial and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board of Directors of Cash Store Financial has:

- adopted a Board Mandate;

- adopted charters for each of the standing committees;

- adopted Position Descriptions for the CEO, Chairman, Lead Director and the Committee Chairs;

- adopted a Code of Business Conduct and Ethics that establishes a high standard for ethical behaviour among management and employees; and,

- implemented a formal Timely Disclosure, Confidentiality and Insider Trading Policy to ensure that communications with investors and the public are timely, factual and materially accurate.

The Board of Directors has established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. The Audit Committee and Corporate Governance and Nominating Committee are made up of independent directors. The majority of the members of the Compensation Committee are independent directors.

To further reinforce independence, the Board appoints an independent Director as Lead Director. The Lead Director is responsible for developing the agenda for and presiding over in-camera sessions, and acting as principal liaison between the non-management Directors and the CEO on matters dealt within the in-camera sessions.

A Whistleblower Policy, which establishes the process of reporting a complaint or concern with respect to accounting or auditing matters, was also adopted.

For a complete review of Cash Store Financial's corporate governance practices, please refer to the Management Information Circular, available on our website at www.csfinancial.ca.

Board of Directors



Gordon J. Reykdal
Chairman & Chief Executive Officer

Mr. Reykdal is Chairman and Chief Executive Officer of Cash Store Financial, a Company he founded in February 2001. He was also the founder, Chairman, President and Chief Executive Officer of RTO Enterprises Inc. from 1991 to 2001. RTO Enterprises Inc., a rental Company, was restructured and became Easyhome (TSX:EH).



William C. (Mickey) Dunn
Compensation Committee - Chair
Corporate Governance and Nominating Committee

Joined the Board of Cash Store Financial on May 12, 2002

Chairman, Bellatrix Exploration
Mr. Dunn is also a Director for Precision Drilling. From 1982 to 1999 he was the President of Cardium Service and Supply Ltd.



Edward C. McClelland
Compensation Committee

Joined the Board of Cash Store Financial on November 8, 2005

President and CEO of The Cash Store Australia Holdings Inc.
Chairman, TEC Group #223
Mr. McClelland has been the Chairman of TEC (The Executive Committee) Group 223 since 1997. TEC is a global leader in providing training and development for over 15,000 CEOs. From 1994 to 1996 he was the Vice President of CIBC Finance. Prior to that he was President of Transamerica/Borg Warner Group of Companies Canada, Australia and Europe.



J. Albert (Al) Mondor
Lead Director, Audit Committee - Chair

Joined the Board of Cash Store Financial on April 9, 2008

President, Hartel Investments Ltd.
Mr. Mondor is a Fellow of Chartered Accountants and a holder of the ICD.D designation of the Institute of Corporate Directors. Currently, he is Chair of Alberta Pension Services Corporation (APS), which administers contributions, transfers and pension payments on behalf of nine public sector pension plans in Alberta. Prior to that he was a senior audit partner with Grant Thornton LLP's Edmonton practice.



Ron Chicoyne

Corporate Governance and Nominating Committee,
Audit Committee

Joined the Board of Cash Store Financial on October 29, 2008

Managing Director, Links Capital Partners

Mr. Chicoyne holds a Chartered Financial Analyst designation, Corporate Finance Qualification, Institute of Corporate Directors designation and received his Bachelor of Commerce (Honours) degree from the University of Manitoba. Mr. Chicoyne is an experienced corporate finance professional with applied operational experience in both private and public equity capital markets.



Robert Gibson

Corporate Governance and Nominating Committee - Chair
Compensation Committee

Joined the Board of Cash Store Financial on April 8, 2008

President, Stuart & Company Limited

Mr. Gibson has been President of a private investment firm, Stuart & Company Limited, since 1973 and is also Managing Director of Alsten Holdings Ltd. He has been a director of Precision Drilling Corporation since June 1996 and was appointed to the Board of Trustees in September 2005.



Michael Shaw

Corporate Governance and Nominating Committee,
Audit Committee

Joined the Board of Cash Store Financial on October 29, 2009

President & Director, Amkco Inc.

Mr. Shaw is a Corporate Director and President of Amkco Inc. Mr. Shaw formerly spent 30 years with the ATCO Group of Companies in a variety of roles and has vast experience in strategic management, international ventures and board directorships. Mr. Shaw graduated from Queen's University with a Bachelor Commerce (Hons) degree and currently serves on four other boards of directors.

85

Corporate Officers



Gordon J. Reykdal
Chairman and Chief Executive Officer

Mr. Reykdal is Chairman and Chief Executive Officer of Cash Store Financial, a Company he founded in February 2001. He was also the founder, Chairman, President and Chief Executive Officer of RTO Enterprises Inc. from 1991 to 2001. RTO Enterprises Inc., a rental Company, was restructured and became Easyhome (TSX:EH).



Nancy Bland
Chief Financial Officer

Ms. Bland joined Cash Store Financial in March of 2006 as the Company's Vice President of Finance. She was appointed Chief Financial Officer in October 2007. Previously, Ms. Bland held positions with Capital Health, Luscar Ltd., Northwest Territories Power Corporation, and Grant Thornton Chartered Accountants. Ms. Bland is a Chartered Accountant and a Certified Internal Auditor. She holds a Bachelor of Commerce from the University of Alberta.



Barret J. Reykdal
President and Chief Operating Officer

Mr. Reykdal was one of the first associates to join Cash Store Financial in 2001. He was responsible for launching and managing operations of many of the Company's inaugural branches. Mr. Reykdal went on to become Regional Manager for Northern Alberta and then Vice President of Western Canada. He was appointed President and Chief Operating Officer in 2006. Previously, Mr. Reykdal held positions with RTO enterprises and was the owner operator of two Insta-Rent locations.



Bill Johnson
Senior Executive Vice President

Mr. Johnson was President and Chief Operating Officer of Insta-rent, the furniture rental division of Cash Store Financial. In April 2008, the rental division was successfully spun-out of Cash Store Financial, becoming a separate publicly-traded Company. In November 2008, he was appointed Senior Executive Vice President of Cash Store Financial. Previously, Mr. Johnson was Executive Vice President and Chief Financial Officer of Easyhome Ltd. He is a Chartered Accountant, holds a Bachelor of Economics degree and has over 40 years of financial and business management experience.



Michael Thompson
Senior Vice President and Corporate Secretary

Mr. Thompson joined Cash Store Financial in November 2006, as Vice President Investor Relations and Government Affairs. He was appointed Senior Vice President and Corporate Secretary in 2008. Previously, he was President of The Canadian Payday Loan Association, Economic Policy Advisor to the Deputy Prime Minister of Canada and Director of Communications for the Canadian Federation of Labour. He holds an M.A. in Political Science.

Company Information

OFFICERS

Gordon J. Reykdal
Chairman and Chief Executive Officer

Nancy L. Bland
Chief Financial Officer

Barret J. Reykdal
President and Chief Operating Officer

S.William (Bill) Johnson
Senior Executive Vice President

Michael J.L. Thompson
Senior Vice President and Corporate Secretary

BANKERS

CIBC
Edmonton, Alberta

AUDITORS

KPMG LLP
Edmonton, Alberta

SOLICITORS

Cassels Brock and Blackwell LLP
Toronto, Ontario

TRANSFER AGENT

Computershare Investor Services Inc.

LISTED

Toronto Stock Exchange
Trading symbol: CSF

New York Stock Exchange
Trading symbol: CSFS

HEAD OFFICE

17631-103 Avenue
Edmonton, Alberta T5S 1N8
T (780) 408-5110
F (780) 408-5122
Website: www.csfinancial.ca

ANNUAL MEETING

Annual meeting of Shareholders of The Cash Store Financial Services Inc. will be held in the Oborowsky Designer Seminar Hall at the Alberta Diabetes Institute located at 8602 112 Street, Edmonton, Alberta on January 26th, 2011 at 2:00 p.m. (MST)











A Proud Canadian Company

Printed in Canada